    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 28, 1997



                                                      REGISTRATION NO. 333-32541

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 1
                                       TO


                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                         COMMONWEALTH INDUSTRIES, INC.
             (Exact name of Registrant as specified in its charter)

                           DELAWARE                                                       13-3245741
               (State or other jurisdiction of                                         (I.R.S. Employer
                incorporation or organization)                                      Identification Number)

                     500 WEST JEFFERSON STREET, 19TH FLOOR
                        LOUISVILLE, KENTUCKY 40202-2823
                                 (502) 589-8100
         (Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)
                         ------------------------------

                                MARK V. KAMINSKI
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                         COMMONWEALTH INDUSTRIES, INC.
                     500 WEST JEFFERSON STREET, 19TH FLOOR
                        LOUISVILLE, KENTUCKY 40202-2823
                                 (502) 589-8100
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)
                         ------------------------------

                                   Copies to:

             ROBERT W. DOWNES                          WINTHROP B. CONRAD, JR.
            SULLIVAN & CROMWELL                         DAVIS POLK & WARDWELL
             125 BROAD STREET                           450 LEXINGTON AVENUE
       NEW YORK, NEW YORK 10004-2498                  NEW YORK, NEW YORK 10017

                            ------------------------
        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
   AS SOON AS PRACTICABLE ON OR AFTER THE EFFECTIVE DATE OF THIS REGISTRATION
                                   STATEMENT.

    If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. / /

    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /
--------

    If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /
--------

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                           --------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

PROSPECTUS (SUBJECT TO COMPLETION)

ISSUED AUGUST 28, 1997


                                5,000,000 SHARES


                                     [LOGO]

                                  COMMON STOCK

                               -----------------


ALL OF THE SHARES OF COMMON STOCK OFFERED HEREBY ARE BEING SOLD BY COMMONWEALTH INDUSTRIES, INC. (THE "COMPANY"). THE COMMON STOCK OF THE COMPANY IS QUOTED
   ON THE NASDAQ NATIONAL MARKET UNDER THE SYMBOL "CMIN." ON AUGUST 27, 1997,
   THE REPORTED           LAST SALE PRICE OF THE COMMON STOCK ON THE NASDAQ
                    NATIONAL MARKET WAS $18 15/16 PER SHARE.


                            ------------------------


SEE "RISK FACTORS" BEGINNING ON PAGE 11 FOR INFORMATION THAT          SHOULD
                    BE CONSIDERED BY PROSPECTIVE INVESTORS.

                               -----------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
    SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
      PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                              -------------------

                                PRICE $  A SHARE

                              -------------------

                                                                       UNDERWRITING
                                                  PRICE TO             DISCOUNTS AND           PROCEEDS TO
                                                   PUBLIC             COMMISSIONS (1)          COMPANY (2)
                                            ---------------------  ---------------------  ---------------------
PER SHARE.................................            $                      $                      $
TOTAL(3)..................................            $                      $                      $

---------
(1) THE COMPANY HAS AGREED TO INDEMNIFY THE UNDERWRITERS AGAINST CERTAIN LIABILITIES, INCLUDING LIABILITIES UNDER THE SECURITIES ACT OF 1933, AS AMENDED.

(2) BEFORE DEDUCTING EXPENSES PAYABLE BY THE COMPANY ESTIMATED AT $600,000.

(3) THE COMPANY HAS GRANTED TO THE UNDERWRITERS AN OPTION, EXERCISABLE WITHIN 30 DAYS OF THE DATE HEREOF, TO PURCHASE UP TO AN AGGREGATE OF 750,000 ADDITIONAL SHARES AT THE PRICE TO PUBLIC LESS UNDERWRITING DISCOUNTS AND COMMISSIONS FOR THE PURPOSE OF COVERING OVER-ALLOTMENTS, IF ANY. IF THE UNDERWRITERS EXERCISE SUCH OPTION IN FULL, THE TOTAL PRICE TO PUBLIC, UNDERWRITING DISCOUNTS AND COMMISSIONS AND PROCEEDS TO COMPANY WILL BE
    $         , $         AND $         , RESPECTIVELY. SEE "UNDERWRITERS."

                            ------------------------


    THE SHARES ARE OFFERED, SUBJECT TO PRIOR SALE, WHEN, AS AND IF ACCEPTED BY THE UNDERWRITERS NAMED HEREIN AND SUBJECT TO APPROVAL OF CERTAIN LEGAL MATTERS BY DAVIS POLK & WARDWELL, COUNSEL FOR THE UNDERWRITERS. IT IS EXPECTED THAT
DELIVERY OF THE SHARES WILL BE MADE ON OR ABOUT SEPTEMBER   , 1997 AT THE OFFICE
OF MORGAN STANLEY & CO. INCORPORATED, NEW YORK, N.Y., AGAINST PAYMENT THEREFOR IN IMMEDIATELY AVAILABLE FUNDS.

                              -------------------

MORGAN STANLEY DEAN WITTER                                   MERRILL LYNCH & CO.


SEPTEMBER   , 1997

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

[PICTURES AND GRAPHICS INCLUDING PICTURES OF THE COMPANY'S MELTING AND CASTING,
   COLD ROLLING, HOT ROLLING AND FINISHES PROCESSES AND GRAPHICS OF THE
       COMPANY'S DIRECT CHILL ALUMINUM SHEET PRODUCTION PROCESS AND
                CONTINUOUS CAST ALUMINUM SHEET PRODUCTION PLANT]


    CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK. SPECIFICALLY, THE UNDERWRITERS MAY OVER-ALLOT IN CONNECTION WITH THE OFFERING, AND MAY BID FOR, AND PURCHASE, SHARES OF COMMON STOCK IN THE OPEN MARKET. IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON NASDAQ IN ACCORDANCE WITH RULE 103 UNDER REGULATION M. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITERS."

                               TABLE OF CONTENTS


                                                                                                                PAGE
                                                                                                                -----
Incorporation of Certain Information by Reference..........................................................           4
Available Information......................................................................................           4
Prospectus Summary.........................................................................................           5
Risk Factors...............................................................................................          11
Use of Proceeds............................................................................................          14
Common Stock Price Range...................................................................................          14
Dividend Policy............................................................................................          14
Capitalization.............................................................................................          15
Unaudited Pro Forma Condensed Consolidated Statement of Operations.........................................          16
Selected Financial Data....................................................................................          18
Management's Discussion and Analysis of Financial Condition and Results of Operations......................          20
Business...................................................................................................          25
Management.................................................................................................          35
Ownership of Common Stock..................................................................................          37
Description of Capital Stock...............................................................................          39
Underwriters...............................................................................................          42
Validity of Shares.........................................................................................          43
Experts....................................................................................................          43
Index to Financial Statements..............................................................................         F-1


                            ------------------------

    NO PERSON IS AUTHORIZED IN CONNECTION WITH ANY OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITY OTHER THAN THE SHARES OF COMMON STOCK OFFERED HEREBY, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OFFERED HEREBY TO ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION TO SUCH PERSON. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREBY SHALL UNDER ANY CIRCUMSTANCES IMPLY THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE


    The following documents filed with the Securities and Exchange Commission (the "Commission") pursuant to the Securities Exchange Act of 1934 (the "Exchange Act"), are incorporated by reference in this Prospectus: (a) the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1996, (b) the Company's Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31 and June 30, 1997, (c) the Company's Current Reports on Form 8-K filed September 26, 1996, April 29, 1997 and August 26, 1997, and (d) the description of the Company's Common Stock contained in the Company's Registration Statement on Form 8-A filed under Section 12 of the Exchange Act, including any amendment or report updating such description. All documents filed by the Company with the Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the initial filing of the Registration Statement and prior to the termination of this offering shall be deemed to be incorporated by reference herein and to be a part hereof from the respective dates of the filing of such documents.


    Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

    The Company will provide without charge to each person to whom a copy of this Prospectus is delivered, upon written or oral request of any such person, a copy of any and all of such documents (other than exhibits to such documents which are not specifically incorporated by reference into such documents). Requests for such copies should be directed to the Secretary, Commonwealth Industries, Inc., 500 West Jefferson Street, 19th Floor, Louisville, Kentucky 40202-2823 (telephone number 502-589-8100).

                             AVAILABLE INFORMATION

    The Company is subject to the reporting requirements of the Exchange Act and in accordance therewith files annual and quarterly reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information filed by the Company with the Commission pursuant to the informational requirements of the Exchange Act may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Judiciary Plaza, Washington, D.C. 20549, as well as at the Commission's Regional Offices at 7 World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material may be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549. The Commission maintains a Web site that contains reports, proxy and information statements and other information regarding the Company; the address of such site is http://www.sec.gov. The Company's Common Stock is quoted on the Nasdaq National Market. Reports, proxy and information statements and other information concerning the Company can also be inspected at the National Association of Securities Dealers, Inc. at 1735 K Street, N.W., Washington, D.C. 20006.

    The Company has filed with the Commission a Registration Statement on Form S-3 (including all amendments and exhibits thereto, the "Registration Statement") under the Securities Act of 1933 (the "Securities Act"), with respect to the Common Stock offered hereby. This Prospectus, which constitutes a part of the Registration Statement, omits certain of the information contained in the Registration Statement and the exhibits and schedules thereto on file with the Commission pursuant to the Securities Act and the rules and regulations of the Commission thereunder. For further information with respect to the Company and its Common Stock, reference is made to the Registration Statement and the exhibits and schedules thereto. Statements contained in this Prospectus regarding the contents of any agreement or other document filed as an exhibit to the Registration Statement are not necessarily complete, and in each instance reference is made to the copy of such agreement filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. The Registration Statement, including the exhibits and schedules thereto, can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at certain of its Regional Offices at 7 World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661.

                               PROSPECTUS SUMMARY

    THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY, AND SHOULD BE READ IN CONJUNCTION WITH, THE MORE DETAILED INFORMATION AND FINANCIAL STATEMENTS, INCLUDING THE NOTES THERETO, INCLUDED ELSEWHERE OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS. UNLESS OTHERWISE INDICATED, THE INFORMATION IN THIS PROSPECTUS ASSUMES THAT THE UNDERWRITERS' OVER-ALLOTMENT OPTION WILL NOT BE EXERCISED.

                                  THE COMPANY

    The Company is one of North America's leading manufacturers of aluminum sheet and, through its Alflex Corporation unit ("Alflex"), of electrical flexible conduit and prewired armored cable.

    The Company's aluminum sheet products are produced using the conventional, direct-chill rolling ingot casting process at its multi-purpose aluminum rolling mill at Lewisport, Kentucky, one of the largest in North America, and by the continuous casting process at its facilities at Uhrichsville, Ohio, and Carson, California. The Company operates coating lines at the Lewisport mill and at Company facilities in Bedford, Ohio, and Torrance, California. It also operates tube mills at the Bedford and Carson locations. The electrical flexible conduit and prewired armored cable products are manufactured at the Alflex facilities at Long Beach, California.


    On September 20, 1996, the Company purchased CasTech Aluminum Group Inc. ("CasTech") for $285 million. The Ohio and California facilities and businesses were acquired in the CasTech acquisition. Unless otherwise stated, the information in this Prospectus includes the acquired operations of CasTech only from September 20, 1996. The net proceeds from the sale of the Common Stock offered hereby (the "Offering") will be used to repay a portion of the indebtedness incurred to finance the acquisition, bringing the consolidated debt to total capitalization ratio at June 30, 1997 from 59% to a pro forma estimated 44% as of that date.



    The aluminum sheet products manufactured by the Company are generally referred to as common alloy products. They are produced in a number of aluminum common alloys with thicknesses (gauge) of 0.010 to 0.250 inches, widths of up to 72 inches, physical properties and packaging, in each case to meet customer specifications. These products are sold to distributors and end-users, principally for use in building and construction products such as roofing, siding, windows and gutters; transportation equipment such as truck trailers and bodies and automotive parts; beverage cans; and consumer durables such as cookware, appliances and lawn furniture. The Bedford and Carson facilities also fabricate aluminum sheet into welded tube products for various markets. Substantially all of the Company's aluminum sheet products are produced in response to specific customer orders. Following the acquisition of CasTech in September 1996, the aluminum sheet operations of the Company have been conducted as a single unit, with consolidated buying of aluminum scrap and other raw materials and marketing of products as well as scheduling of plant production to optimize the use of the direct-chill and continuous-cast mills. Production capacity is expected to exceed one billion pounds of aluminum sheet products in 1997. In 1996, the North American market for aluminum sheet products, excluding sheet used to produce cans, was approximately five billion pounds.


    The Company believes that the flexibility permitted by its direct-chill multi-purpose rolling mill and its continuous-cast minimills give it a competitive advantage, enabling the Company to provide a broad range of products at lower cost by optimizing the mix of products produced at the low cost continuous-cast mills and the more flexible, but higher cost, direct-chill mill. The Company increased its production of aluminum sheet products from 471 million pounds in 1992 to 718 million pounds in 1996 (942 million pounds giving pro forma effect for 1996 to the CasTech acquisition), a 52% (100% pro forma) increase. During the six-month period ended June 30, 1997, production totaled 518 million pounds, up from 469 million pounds pro forma for the comparable 1996 period. The Company believes it is the largest supplier of common alloy aluminum sheet to North American distributors, with an estimated 22% share of this market in 1996. The Company's 1996 sales also accounted for about 23% of the building and construction market and 17% of the transportation industry market for aluminum sheet products.

    The Company has decreased its unit cost of converting metal to aluminum sheet products by 11% between 1992 and the first six months of 1997. The Company believes its conversion costs are among the lowest in the industry.


    Alflex manufactures metallic (aluminum and steel) and non-metallic (plastic) electrical flexible conduit and prewired armored cable, utilizing aluminum sheet manufactured by the Company. These products provide mechanical protection for electrical wiring installed in buildings in accordance with local building code requirements. Armored cable differs from electrical conduit in that it is prewired by Alflex, whereas end-users must pull wiring through electrical conduit when conduit is installed. These products are used primarily by electrical contractors in the construction, renovation and remodeling of commercial and industrial facilities and multi-family dwellings. They also are used in the heating, ventilating and air-conditioning, original equipment manufacturers and Do-It-Yourself ("DIY") markets. The product lines include preassembled and prepackaged items for commercial and DIY markets and commercial pre-fabricated wiring systems which provide significant savings in labor and installation costs for end-users.



    Alflex has designed its manufacturing processes to allow it to produce a wide range of electrical flexible conduit and prewired armored cable products. The Company believes that this manufacturing flexibility has contributed significantly to the growth in this business. Alflex increased its unit sales of electrical flexible conduit and prewired armored cable products from 302 million feet in 1992 to 485 million feet in 1996, a 61% increase. During the six months ended June 30, 1997, unit sales totaled 262 million feet, up 13% from 232 million feet for the comparable 1996 period. Since the acquisition of the Alflex business the Company has increased Alflex's electrical conduit and cable manufacturing capacity resulting in higher unit production and unit sales levels. For the six months ended June 30, 1997, Alflex sales were $64 million or approximately 11.5% of the Company's total net sales.


    In April 1997, the Company name, formerly Commonwealth Aluminum Corporation, was changed to Commonwealth Industries, Inc. to recognize that, with the acquisition of the Alflex electrical conduit and armored cable business, the Company's business now extends beyond aluminum. The aluminum sheet operations, which are conducted through subsidiary corporations, continue to be conducted under the Commonwealth Aluminum name.

STRATEGY

    The Company's objective is to enhance its position as one of North America's leading manufacturers of aluminum sheet, electrical flexible conduit and prewired armored cable. Its strategy to achieve this objective focuses on increasing production capacity and sales, reducing costs, utilizing effective management systems, providing superior customer service and product quality and increasing financial flexibility.

    INCREASE PRODUCTION CAPACITY AND SALES. The Company intends to continue to increase production capacity by focusing upon products that can be produced most efficiently, improving labor productivity, eliminating production bottlenecks, emphasizing on-time production and delivery to minimize scheduling disruptions, improving production yield and improving plant maintenance to increase machine utilization, as well as through the further realization of the benefits and exploitation of the opportunities presented by the CasTech acquisition. In addition, the Company intends to expand capacity through capital expenditures and, if appropriate, further acquisitions. Increased production capacity will permit the Company to continue to increase its sales. The Company is focusing on those markets where its competitive strengths in manufacturing and timely delivery of high quality products enable it to sell its higher margin products and continue to increase its market share.

    REDUCE COSTS. The Company continues to reduce the unit costs of its operations by increasing production throughput, improving employee productivity and achieving higher machine utilization rates and greater manufacturing efficiencies.

    UTILIZE EFFECTIVE MANAGEMENT SYSTEMS. The Company believes that the continued implementation of its management systems, which have been designed to improve all aspects of its business, is key to its ability to continue to improve its operating performance and to integrate new businesses, including acquisitions, quickly and efficiently.

    PROVIDE SUPERIOR CUSTOMER SERVICE AND PRODUCT QUALITY. The Company is dedicated to maintaining and increasing customer satisfaction and plans to maintain its commitment to superior customer service and product quality.

    INCREASE FINANCIAL FLEXIBILITY. The Company seeks to maintain a capital structure that will both provide reasonable financial stability during business down cycles and support the growth of its business.


RECENT DEVELOPMENTS



    On August 25, 1997, the Company announced that, primarily because of adverse market pricing conditions, the Company expects to report results for the third quarter of 1997 that will be substantially below the then current consensus analyst earnings estimate of $.43 per share.



    Third quarter sales are being adversely affected by weaker pricing trends and, as a result, the Company expects its material margins to decline in excess of $0.01 per pound from the level experienced in the second quarter, which in turn was down from the first quarter of 1997. Rather than meet lower prices, the Company decided to forego orders in several instances and to maintain its selling prices on the basis that they are justified by superior service, including the Company's ability to satisfy the demand for shorter lead times. Partly as a result of not lowering its selling prices, the Company had lower than anticipated shipments in July. As a result, shipment volumes are expected to decline 5% to 10% in the third quarter versus the second quarter of 1997.



    As a part of its efforts to establish pricing leadership, the Company initiated a price increase on August 19, 1997 of between $0.02 and $0.03 per pound effective for all orders deliverable in November 1997 and thereafter. The price increase applies to all of the Company's sheet products in all markets. While the increase was quickly followed by certain other major North American producers, there can be no assurance that it will ultimately be successfully implemented.



    The expected lower sales volumes in the third quarter are also due to some unplanned equipment outages. In particular, the Company incurred unexpected delays in restarting its Lewisport, Kentucky hot mill following planned maintenance downtime in late June. For a short time following the restart of this mill, the Company also rejected an abnormally high number of products which did not meet specified tolerances. These delays and ensuing product reject problems cost the Company an estimated three to four million pounds of production. In addition, the Company experienced two unplanned cold mill outages at its Uhrichsville, Ohio plant, which resulted in foregone production estimated at two to four million pounds.

                                  THE OFFERING

Common Stock offered by the Company..........  5,000,000 shares

Common Stock to be outstanding after the
  Offering...................................  15,207,500 shares (1)

Use of proceeds..............................  Repayment of a portion of the Company's term loan

Nasdaq National Market Symbol................  CMIN

------------------------

(1) Based upon the number of shares outstanding at June 30, 1997. Excludes 385,000 shares issuable upon the exercise of outstanding options at a weighted average exercise price of $15.62 per share.

                                  RISK FACTORS

    PROSPECTIVE INVESTORS SHOULD CONSIDER CAREFULLY CERTAIN FACTORS RELATING TO AN INVESTMENT IN THE COMPANY. SEE "RISK FACTORS."

                      SUMMARY CONSOLIDATED FINANCIAL DATA

    The following table sets forth summary consolidated statement of operations, operations and balance sheet data for the Company for the periods indicated. The historical financial information is derived from the audited consolidated financial statements of the Company for 1994, 1995 and 1996 and the unaudited condensed consolidated financial statements of the Company for the six-month periods ended June 30, 1996 and 1997. Such unaudited condensed consolidated financial statements include all adjustments (which were of a normal and recurring nature) which management considers necessary for a fair presentation of the data for such periods. The results of the six months ended June 30, 1997 are not necessarily indicative of results to be expected for the full year. This information should be read in conjunction with, and is qualified by reference to, the consolidated financial statements of the Company and the notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus.

                                                       YEAR ENDED DECEMBER 31,                SIX MONTHS ENDED JUNE 30,
                                              ------------------------------------------  ---------------------------------
                                                                                 1996                              1997
                                                                                 (PRO                              (PRO
                                                1994       1995       1996     FORMA)(1)    1996       1997      FORMA)(2)
                                              ---------  ---------  ---------  ---------  ---------  ---------  -----------

                                                                                              (UNAUDITED)
                                                                (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
STATEMENT OF OPERATIONS DATA:
Net sales...................................  $ 496,529  $ 671,501  $ 739,218  $1,033,598 $ 327,216  $ 559,431   $ 559,431
Cost of goods sold..........................    455,123    606,751    689,906    955,953    308,535    511,138     511,138
                                              ---------  ---------  ---------  ---------  ---------  ---------  -----------
    Gross profit............................     41,406     64,750     49,312     77,645     18,681     48,293      48,293
Selling, general and administrative
  expenses..................................     21,144     22,510     28,841     43,463     12,200     21,687      21,687
Amortization of goodwill....................         --         --      1,209      4,409         --      2,240       2,240
                                              ---------  ---------  ---------  ---------  ---------  ---------  -----------
    Operating income........................     20,262     42,240     19,262     29,773      6,481     24,366      24,366
Halco income(3).............................      2,635      1,636         --         --         --         --          --
Other income (expense), net.................        (44)     2,670         76        425       (247)       497         497
Interest expense, net.......................        (62)    (3,473)    (9,875)   (22,270)    (1,122)   (16,421)    (12,543)
                                              ---------  ---------  ---------  ---------  ---------  ---------  -----------
    Income before income taxes and
      extraordinary loss....................     22,791     43,073      9,463      7,928      5,112      8,442      12,320
Income tax expense (benefit)................        700      9,286     (5,293)     3,171        617      2,111       3,080
                                              ---------  ---------  ---------  ---------  ---------  ---------  -----------
    Income before extraordinary loss........     22,091     33,787     14,756  $   4,757      4,495      6,331   $   9,240(4)
                                                                               ---------                        -----------
                                                                               ---------                        -----------
Extraordinary loss on early extinguishment
  of debt, net of income tax benefit of $0.1
  million...................................         --         --     (1,355)                   --         --
                                              ---------  ---------  ---------             ---------  ---------
Net income..................................  $  22,091  $  33,787  $  13,401             $   4,495  $   6,331
                                              ---------  ---------  ---------             ---------  ---------
                                              ---------  ---------  ---------             ---------  ---------
Income before extraordinary loss per common
  share(5)..................................         --  $    3.32  $    1.44  $    0.31  $    0.44  $    0.62   $    0.61
Net income per common share(5)..............         --  $    3.32  $    1.31             $    0.44  $    0.62
Weighted average common shares
  outstanding...............................         --     10,191     10,197     15,197     10,196     10,207      15,207
Dividends per common share(5)...............         --  $    0.15  $    0.20  $    0.20  $    0.10  $    0.10   $    0.10

OPERATIONS DATA:
Depreciation and amortization...............  $  17,397  $  18,600  $  22,452  $  26,219  $   8,963  $  18,293   $  18,132
Capital expenditures........................  $  19,662  $  15,153  $  14,841  $  23,664  $   4,822  $   8,929   $   8,929
Net pounds shipped(6).......................    568,970    587,932    712,480    950,949    314,581    524,375     524,375


                                                        (FOOTNOTES ON NEXT PAGE)

                                                                                          AS OF JUNE 30, 1997
                                                                                       -------------------------
                                                                                        ACTUAL     PRO FORMA(7)
                                                                                       ---------  --------------

                                                                                              (UNAUDITED)
                                                                                            (IN THOUSANDS)
BALANCE SHEET DATA:
Working capital......................................................................  $ 219,575    $  226,475
Total assets.........................................................................    824,734       823,236
Total debt...........................................................................    341,250       251,600
Total stockholders' equity...........................................................    233,037       321,620(4)


------------------------


(1) Adjusted to give pro forma effect to the sale of the 5,000,000 shares of Common Stock offered hereby at an assumed public offering price of $19 per share and the application of the estimated net proceeds therefrom and the CasTech acquisition, in each case as if such transactions had occurred as of January 1, 1996. See "Use of Proceeds" and "Unaudited Pro Forma Condensed Consolidated Statement of Operations."



(2) Adjusted to give pro forma effect to the sale of the 5,000,000 shares of Common Stock offered hereby at an assumed public offering price of $19 per share and the application of the estimated net proceeds therefrom as if such transactions had occurred as of January 1, 1997. See "Use of Proceeds." The pro forma interest expense was determined by giving effect to (i) the reduction in interest expense of $3,138 related to repayment of a portion of the term loan under the Company's credit agreement, (ii) the reduction in interest expense of $579 on the revolving credit facility due to the assumed 75 basis point reduction in interest rates that would have been available to the Company under the terms of the revolving credit facility had the term loan balance been reduced at the beginning of the period and (iii) the reduction in the amortization expense of capitalized debt financing cost of $161. The pro forma interest expense reflects assumed interest rates of 6.25% for long-term debt and 10.75% for the Senior Subordinated Notes. If the assumed interest rate for long-term debt was changed by 0.25%, pro forma interest expense would change by $193. For the six months ended June 30, 1997 the pro forma provision for income taxes was calculated by applying the Company's estimated effective income tax rate of 25% to the Company's pro forma income before income taxes and extraordinary loss for such period. If the pro forma provision for income taxes had been calculated by applying the combined federal and state statutory income tax rate of 40% for the six months ended June 30, 1997, the Company's pro forma provision for income taxes would have been $4,928, net income would have been $7,392 and income before extraordinary loss per common share would have been $0.49. For the year ended December 31, 1996, the pro forma provision for income taxes was calculated utilizing the combined federal and state statutory income tax rate of 40%. The historical effective income tax rate of the Company for such period was negative, as discussed in Note 9 to the consolidated financial statements of the Company.


(3) Prior to March 1995, the Company had an interest in Halco (Mining) Inc. and received dividends and income from bauxite sales. This investment was distributed to Comalco Limited in a transaction associated with the disposition of Comalco's interest in the Company.


(4) The Company expects to incur an extraordinary loss of approximately $1,067 (net of income tax benefit of $356) related to the write-off of certain capitalized debt financing costs upon the early repayment of indebtedness. See "Use of Proceeds." As this is a non-cash, non-recurring expense directly related to the Offering, the amount has not been included in the Pro Forma Statement of Operations Data. The amount has been included in the "Pro Forma" total stockholders' equity.


(5) Income before extraordinary loss, net income and dividends per common share have not been presented for 1994 when the Company was a wholly-owned subsidiary of Comalco Limited.

(6) Net pounds shipped excludes certain shipments of raw materials.


(7) Adjusted to give pro forma effect to the sale of the 5,000,000 shares of Common Stock offered hereby at an assumed public offering price of $19 per share and the application of the estimated net proceeds therefrom as if such transactions had occurred as of June 30, 1997. See "Use of Proceeds" and "Capitalization."

                                  RISK FACTORS

    PROSPECTIVE PURCHASERS OF THE COMMON STOCK SHOULD CONSIDER CAREFULLY THE FOLLOWING FACTORS, AS WELL AS THE OTHER INFORMATION INCLUDED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS, IN EVALUATING AN INVESTMENT IN THE COMMON STOCK.

    THIS PROSPECTUS CONTAINS STATEMENTS WHICH CONSTITUTE FORWARD LOOKING STATEMENTS WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. THESE STATEMENTS APPEAR IN A NUMBER OF PLACES IN THIS PROSPECTUS AND INCLUDE STATEMENTS REGARDING THE INTENT, BELIEF OR CURRENT EXPECTATIONS OF THE COMPANY, ITS DIRECTORS OR ITS OFFICERS PRIMARILY WITH RESPECT TO THE FUTURE OPERATING PERFORMANCE OF THE COMPANY. PROSPECTIVE PURCHASERS OF THE SHARES OF COMMON STOCK ARE CAUTIONED THAT ANY SUCH FORWARD LOOKING STATEMENTS ARE NOT GUARANTEES OF FUTURE PERFORMANCE AND INVOLVE RISKS AND UNCERTAINTIES, AND THAT ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE IN THE FORWARD LOOKING STATEMENTS AS A RESULT OF VARIOUS FACTORS. THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS, INCLUDING THE INFORMATION SET FORTH BELOW, IDENTIFIES IMPORTANT FACTORS THAT COULD CAUSE SUCH DIFFERENCES.

COMPETITIVE INDUSTRY

    The market for aluminum sheet products is highly competitive. The Company competes in the production and sale of common alloy aluminum sheet products with some 27 other aluminum rolling mills in the United States and Canada, including large, single-purpose can sheet mills, and with imported products. Many of these competitors are part of large, integrated aluminum companies and have greater financial and technical resources than the Company.

    Aluminum also competes with other materials such as steel, plastic and glass for various applications. Higher or lower aluminum prices tend to make aluminum products less or more competitive with these alternative materials.


    The consolidated results of operations of the Company have been and will be significantly affected by competitive factors. See "Prospectus Summary--The Company--Recent Developments," "Management's Discussion and Analysis of Financial Condition and Results of Operations--Overview" and "Business-- Competition."


ALUMINUM METAL PRICE VOLATILITY

    The Company's profitability depends importantly upon the margin between the cost to the Company of aluminum metal and the selling price of its aluminum sheet products. Aluminum metal prices for scrap and primary metal are subject to significant cyclical price fluctuations. Purchase of metal for forward delivery and hedging with futures and options contracts are used to reduce the Company's aggregate exposure at any time to the risk of changes in metal prices. While it is the Company's intention to base the selling prices of its products upon the associated metal costs as set by purchases for forward delivery or hedging, there can be no assurance that the Company will be able to pass all increases in aluminum metal costs through to its customers. Significant increases in the price of aluminum metal, if not offset by product price increases, would have a material adverse effect on the Company's consolidated financial condition, results of operations or cash flows. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

CYCLICALITY OF END-USE MARKETS

    The markets served by the Company are cyclical and are significantly affected by changes in general and local economic conditions. These conditions include the level of economic growth, employment levels, financing availability, interest rates, consumer confidence and housing demand. Decreases in demand for the Company's products resulting from these conditions can have a material adverse effect on the prices which the Company may receive for its products and on unit sales volumes.

DEPENDENCE ON SEVERAL CUSTOMERS

    During 1996, the Company's largest customer accounted for 11%, and the Company's 10 largest customers accounted for 52%, of its revenues. See "Business--Customers and Markets." The Company expects that sales to a small number of major customers will continue to constitute a significant percentage of its revenues. The loss of any of these major customers could have a material adverse effect on the consolidated financial condition, results of operations or cash flows of the Company.

LIMITATIONS ON PLANT CAPACITY; LEWISPORT CASTING FACILITIES; IMCO

    The Company's manufacturing capacity has been sold out in each of the last five years and in the six-month period ended June 30, 1997. Capacity to support increased unit sales has depended, and may continue to depend, upon increases in production capacity as a result of improved production efficiencies and capital expenditures. There can be no assurance as to the extent to which such efficiencies can be achieved or capital expenditures effectively made. The Company's 1997-1999 capital expenditures program includes $19.5 million to expand the capacity of ingot casting facilities at its Lewisport plant, an expansion expected to add an estimated 55 million pounds to the Lewisport mill's annual production capacity.

    Approximately 60% of the direct-chill casting facilities at the Lewisport plant are not expected to meet the more stringent clean air environmental regulations expected to come into effect in 2002. The Company is developing a plan to spend an estimated $16 million to $25 million during the 1998-2001 period to bring these facilities into compliance with the new regulations and to update and improve plant infrastructure associated with these facilities. A decision to proceed with this plan awaits the publication of proposed regulations by the federal authorities and a review of their requirements.

    IMCO Recycling Inc. ("IMCO") processes aluminum scrap acquired by the Company to supply substantially all of the requirements for the Company's Ohio rolling mill. Production disruptions or other factors affecting IMCO could interrupt or temporarily reduce the supply of aluminum metal to the Ohio rolling mill and adversely impact the Company.

AVAILABILITY OF ALUMINUM METAL

    The principal raw materials used by the Company in the manufacture of its aluminum sheet products are aluminum scrap and primary aluminum metal. The Company purchases aluminum scrap primarily from or through aluminum scrap dealers and brokers. Remaining requirements are met with purchased primary metal, principally metal produced in Russia that generally sells at a discount from other primary aluminum prices. Demand for aluminum scrap has increased and the availability of lower grades of Russian metal has decreased in recent periods. There is no assurance that the Company will continue to be able to purchase scrap and Russian metal at the discounts from primary metal prices that it has enjoyed.

FINANCIAL LEVERAGE


    At June 30, 1997, after giving pro forma effect to the sale of 5,000,000 shares of Common Stock at an assumed public offering price of $19 per share and the application of the estimated net proceeds therefrom, the Company would have had approximately $251.6 million of total indebtedness, and the percentage of total debt to total capitalization on a consolidated basis would have been approximately 44%. The degree to which the Company is leveraged may limit the Company's flexibility in planning for or reacting to changes in market conditions, may increase the Company's vulnerability in the event of a downturn in its business and may limit its ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions or other purposes.

RELIANCE ON KEY MANAGEMENT

    The operation of the Company requires managerial and operational expertise. Future success will depend in large part on the Company's ability to retain talented management and skilled employees. There is no assurance that such individuals will remain with the Company.

EXPIRING COLLECTIVE BARGAINING AGREEMENTS

    The collective bargaining agreements for the Company's hourly employees at its Ohio and Kentucky facilities expire in December 1997 and July 1998, respectively. The Company cannot predict the terms of any new agreements or whether it will experience any work stoppages in connection with the negotiation of new agreements. Increased labor costs or work stoppages could have a material adverse effect upon the consolidated financial condition, results of operations or cash flows of the Company.

ENVIRONMENTAL CONSIDERATIONS

    The Company's operations are subject to increasingly stringent environmental laws and regulations governing air emissions, wastewater discharges, the handling, disposal and remediation of hazardous wastes and employee health and safety. While the current cost of environmental compliance does not have a material adverse effect upon the Company, there can be no assurance that future costs of compliance will not have a material adverse effect upon the Company's consolidated financial condition, results of operations or cash flows.

    Future environmental regulations, including those under the Clean Air Act, are expected to impose stricter requirements on the aluminum industry, and these regulations will require additional measures at certain of the Company's facilities, including Lewisport as discussed under "Business--Aluminum Sheet Products--Casting and Rolling."

    In addition, manufacturing activities at current and formerly owned properties and adjacent areas have resulted in environmental impacts requiring remediation. The Company's loss contingency accrual for environmental matters covers all environmental loss contingencies relating to these properties and areas that the Company has determined to be probable and reasonably estimable. It is not possible, however, to predict the amount or timing of costs for future environmental matters which may subsequently be determined. The outcome of any such matters, to the extent they exceed any applicable accrual, could have a material adverse effect on the Company's consolidated financial condition, results of operations or cash flows. See "Business--Environmental Matters."

ANTI-TAKEOVER PROVISIONS

    The Company's Certificate of Incorporation and By-laws contain provisions that could make more difficult the acquisition of the Company by means of a tender offer, a proxy contest or otherwise. These provisions include advance notice procedures for stockholders to submit proposals for consideration at stockholders' meetings or to nominate persons for election as directors and provide for a staggered Board of Directors. In addition, the Company is subject to Section 203 of the Delaware General Corporation Law, which limits transactions between a publicly held company and "interested stockholders" (generally, those stockholders who, together with their affiliates and associates, own 15% or more of the company's outstanding capital stock). This provision of Delaware law also may have the effect of deterring certain potential acquisitions of the Company. In addition, the Company has entered into a Stockholder Protection Rights Agreement which may have certain anti-takeover effects. See "Description of Capital Stock."

                                USE OF PROCEEDS


    The net proceeds to the Company from the sale of the 5,000,000 shares of Common Stock offered hereby at an assumed public offering price of $19 per share are estimated to be approximately $89.7 million ($103.2 million if the Underwriters' over-allotment option is exercised in full). The Company intends to apply the net proceeds to repayment of a portion of the term loan outstanding under its bank credit agreement. The term loan is repayable in quarterly installments over the period ending on September 1, 2001. At June 30, 1997, the amount of the term loan outstanding under the Company's bank credit agreement was $96.2 million and the blended interest rate under its term loan was 7.32%.



                            COMMON STOCK PRICE RANGE


    The following table sets forth for the periods indicated the high and low sale prices for the Common Stock as reported on the Nasdaq National Market since the Company's initial public offering in March 1995.


                              COMMON STOCK
                                 PRICE
Year Ended December 31,      --------------
  1995                       HIGH      LOW
                             -----    -----
    March 10-March 31.....   $141/4   $  14
    Second Quarter........    193/4      14
    Third Quarter.........    2415/16    171/8
    Fourth Quarter........    193/4      151/4

Year Ended December 31,
  1996
    First Quarter.........    187/8      153/8
    Second Quarter........    181/2      151/2
    Third Quarter.........    175/8      135/8
    Fourth Quarter........    173/4      141/8

Year Ended December 31,
  1997
    First Quarter.........    201/4      153/8
    Second Quarter........    21         16
    Third Quarter (through    221/2      183/4
  August 27, 1997)........



    A recent reported last sale price for the Company's Common Stock as reported on the Nasdaq National Market is set forth on the cover page of this Prospectus. On June 30, 1997, there were approximately 162 holders of record of the Common Stock.


                                DIVIDEND POLICY

    Since its initial public offering in March 1995, the Company has paid quarterly cash dividends of $.05 per share. The payment of dividends is at the discretion of the Board of Directors of the Company and is dependent upon the Company's financial condition, results of operations, cash requirements, future prospects and other factors deemed relevant by the Board, including limitations upon dividends contained in the Company's bank credit agreement and the Indenture relating to its outstanding 10 3/4% Senior Subordinated Notes Due 2006.

                                 CAPITALIZATION


    The following table sets forth the consolidated short-term indebtedness and total capitalization of the Company as of June 30, 1997 and as adjusted to give effect to the sale of the 5,000,000 shares of Common Stock offered hereby and the application of the estimated net proceeds therefrom of approximately $89.7 million (assuming an offering price of $19 per share). See "Use of Proceeds."


                                                                                             AS OF JUNE 30, 1997
                                                                                           -----------------------
                                                                                             ACTUAL    AS ADJUSTED
                                                                                           ----------  -----------

                                                                                                 (UNAUDITED)
                                                                                               (IN THOUSANDS,
                                                                                             EXCEPT SHARE DATA)
Current portion of long-term debt (term loan)............................................  $    8,750   $   6,600
                                                                                           ----------  -----------
                                                                                           ----------  -----------
Long-term debt:
  Term loan..............................................................................  $   87,500   $  --
  Revolving credit facility..............................................................     120,000     120,000
  10 3/4% Senior Subordinated Notes Due 2006.............................................     125,000     125,000
                                                                                           ----------  -----------
      Total long-term debt...............................................................     332,500     245,000
                                                                                           ----------  -----------
Stockholders' equity(1):
  Common stock, $.01 par value, 50,000,000 shares authorized,
    10,207,500 shares issued and outstanding, 15,207,500 shares issued and outstanding,
    as adjusted(2).......................................................................         102         152
  Additional paid-in capital.............................................................     301,467     391,067
  Accumulated deficit(3).................................................................     (66,877)    (67,944)
  Unearned compensation..................................................................      (1,655)     (1,655)
                                                                                           ----------  -----------
      Total stockholders' equity.........................................................     233,037     321,620
                                                                                           ----------  -----------
        Total capitalization.............................................................  $  565,537   $ 566,620
                                                                                           ----------  -----------
                                                                                           ----------  -----------


------------------------

(1) The Company's authorized capital stock includes 1,000,000 shares of Preferred Stock, $.01 par value, none of which is outstanding.

(2) Excludes 385,000 shares of Common Stock reserved for issuance upon the exercise of outstanding stock options at a weighted average exercise price of $15.62 per share.


(3) Includes a reduction of $1,067 (net of income tax benefit of $356) for the one-time, non-cash charge to earnings for the extraordinary loss on the early extinguishment of debt related to the write-off of capitalized debt financing costs upon the repayment of indebtedness. See "Use of Proceeds." As this is a non-cash, non-recurring expense directly attributable to the Offering, the amount has not been included in the "Unaudited Pro Forma Condensed Consolidated Statement of Operations."



    On August 25, 1997, the Company received a commitment from PNC Capital Markets, Inc. ("PNC") to structure a revolving trade receivables purchase facility under which up to $150 million of the Company's trade receivables would be securitized and indirectly financed in the commercial paper market. Use of this facility would be in lieu of borrowings under the Company's revolving credit facility. Under current financial market conditions, the implied financing rate under the revolving trade receivables purchase facility is approximately 150 basis points less than the interest rate on the Company's revolving credit facility.



    Following the completion of the Offering and the implementation of the trade receivables purchase facility, the Company expects to renegotiate its bank credit arrangements, including its revolving credit facility, to reflect its improved financial structure.

       UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

    The following Unaudited Pro Forma Condensed Consolidated Statement of Operations for the year ended December 31, 1996 was prepared assuming the CasTech acquisition and the Offering had occurred on January 1, 1996. The CasTech acquisition was accounted for using the purchase method of accounting. Under purchase accounting, tangible and identifiable intangible assets acquired and liabilities assumed are recorded at their respective fair values. The Company's historical financial statements for the year ended December 31, 1996 include the results of operations of CasTech from September 20, 1996.

    The Unaudited Pro Forma Condensed Consolidated Statement of Operations is based upon and should be read in conjunction with the historical consolidated financial statements of the Company and CasTech, including the notes thereto, included in this Prospectus or incorporated by reference herein. The Unaudited Pro Forma Condensed Consolidated Statement of Operations presented herein is based on certain assumptions, is for informational purposes only and does not necessarily reflect future results of operations or what the results of operations would have been had such transactions occurred at the beginning of the periods presented.


                                                                      YEAR ENDED DECEMBER 31, 1996
                                         --------------------------------------------------------------------------------------
                                                                        CASTECH
                                          COMPANY        CASTECH      ACQUISITION    ACQUISITION       OFFERING
                                         HISTORICAL   HISTORICAL(1)   ADJUSTMENTS     PRO FORMA       ADJUSTMENTS    PRO FORMA
                                         ----------   -------------   -----------    ------------    -------------   ----------
                                                                (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Net sales..............................   $739,218      $294,380       $  --         $1,033,598        $--           $1,033,598
Cost of goods sold.....................    689,906       264,479           1,568(2)     955,953         --             955,953
                                         ----------   -------------   -----------    ------------      ------        ----------
    Gross profit.......................     49,312        29,901          (1,568)        77,645         --              77,645
Selling, general and administrative
  expenses.............................     28,841        15,541            (919)(3)     43,463         --              43,463
Amortization of goodwill...............      1,209           579            (579)(4)      4,409         --               4,409
                                                                           3,200(2)
                                         ----------   -------------   -----------    ------------      ------        ----------
    Operating income...................     19,262        13,781          (3,270)        29,773         --              29,773
Other income (expense), net............         76           151             198(4)         425         --                 425
Interest expense, net..................     (9,875)       (1,933)        (17,975)(5)    (29,783)        7,513(7)       (22,270)
                                         ----------   -------------   -----------    ------------      ------        ----------
    Income (loss) before provision
      (benefit) for income taxes and
      extraordinary loss...............      9,463        11,999         (21,047)           415         7,513            7,928
Provision (benefit) for income taxes...     (5,293)        8,289          (2,830)(6)        166         3,005(6)         3,171
                                         ----------   -------------   -----------    ------------      ------        ----------
    Income before extraordinary loss...   $ 14,756      $  3,710       $ (18,217)    $      249        $4,508        $   4,757
                                         ----------   -------------   -----------    ------------      ------        ----------
                                         ----------   -------------   -----------    ------------      ------        ----------
Income before extraordinary loss per
  common share.........................   $   1.44                                   $     0.02                      $    0.31
Weighted average common shares
  outstanding..........................     10,197                                       10,197                         15,197


------------------------------

(1) CasTech's Unaudited Historical Statement of Operations for the period from January 1, 1996 through September 20, 1996 was derived by adding (i) with respect to the three months ended March 31, 1996, amounts presented in CasTech's Form 10-K for the year ended March 31, 1996 (by subtracting amounts presented in CasTech's Form 10-Q for the nine months ended December 31, 1995 from the amounts presented in CasTech's Form 10-K for the year ended March 31, 1996), (ii) with respect to the three months ended June 30, 1996, amounts presented in CasTech's Form 10-Q for the three months ended June 30, 1996, and (iii) with respect to the period from July 1, 1996 through September 20, 1996, the related amounts as derived from CasTech's accounting records, excluding certain non-recurring charges directly attributable to the acquisition of CasTech, which consist principally of severance benefits and payments for outstanding stock options totalling approximately $10,900 and $12,300, respectively.

(2) To record depreciation ($1,568) and amortization ($3,200) related to the revaluation of property, plant and equipment and the excess of purchase price over net tangible and identifiable intangible assets acquired. Acquired property, plant and equipment is being depreciated over approximately 12 years, the estimated remaining useful life. The excess of purchase price over net assets acquired is being amortized over 40 years.


(3) To eliminate certain non-recurring charges directly attributable to the acquisition.

(4) To eliminate the amortization of goodwill ($579) and capitalized debt financing costs ($198) recorded by CasTech.


(5) To record the estimated incremental interest expense related to borrowings necessary to finance the CasTech acquisition and to refinance long-term debt of the Company and CasTech, including amortization of capitalized debt financing costs. The pro forma interest expense was determined using assumed interest rates of 7.00% for long-term debt and 10.75% for the Senior Subordinated Notes.

(6) The pro forma provision for income taxes was calculated by applying the combined federal and state statutory income tax rate of 40% to the Company's pro forma combined income before provision for income taxes. The historical effective income tax rate of the Company for such period was negative, as discussed in Note 9 to the consolidated financial statements of the Company.


(7) To record (i) the reduction in interest expense of $6,276 related to repayment of a portion of the term loan under the Company's credit agreement at an assumed interest rate of 7.00%, (ii) the reduction in interest expense of $904 on the revolving credit facility due to the assumed 75 basis point reduction in interest rates that would have been available to the Company under the terms of the revolving credit facility had the term loan balance been reduced at the beginning of the period and (iii) the reduction in the amortization expense of capitalized debt financing cost of $333. The pro forma interest expense reflects assumed interest rates of 6.25% for long-term debt and 10.75% for the Senior Subordinated Notes. If the assumed interest rate for long-term debt was changed by 0.25%, pro forma interest expense would change by $302.

                            SELECTED FINANCIAL DATA

    The following table sets forth selected consolidated statement of operations, operations and balance sheet data for the Company for the periods indicated. The historical financial information is derived from the audited consolidated financial statements of the Company for 1992, 1993, 1994, 1995 and 1996 and the unaudited condensed consolidated financial statements of the Company for the six-month periods ended June 30, 1996 and 1997. Such unaudited condensed consolidated financial statements include all adjustments (which were of a normal and recurring nature) which management considers necessary for a fair presentation of the data for such periods. The results of the six-months ended June 30, 1997 are not necessarily indicative of results to be expected for the full year. The information should be read in conjunction with the consolidated financial statements of the Company and the notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus.

                                                                                                    SIX MONTHS ENDED
                                                          YEAR ENDED DECEMBER 31,                       JUNE 30,
                                           -----------------------------------------------------  --------------------
                                             1992       1993       1994       1995       1996       1996       1997
                                           ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                                                                      (UNAUDITED)

                                                            (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
STATEMENT OF OPERATIONS DATA:
Net sales................................  $ 400,314  $ 413,036  $ 496,529  $ 671,501  $ 739,218  $ 327,216  $ 559,431
Cost of goods sold.......................    379,654    407,561    455,123    606,751    689,906    308,535    511,138
                                           ---------  ---------  ---------  ---------  ---------  ---------  ---------
  Gross profit...........................     20,660      5,475     41,406     64,750     49,312     18,681     48,293
Selling, general and administrative
  expenses...............................     15,835     21,462     21,144     22,510     28,841     12,200     21,687
Amortization of goodwill.................         --         --         --         --      1,209         --      2,240
                                           ---------  ---------  ---------  ---------  ---------  ---------  ---------
    Operating income (loss)..............      4,825    (15,987)    20,262     42,240     19,262      6,481     24,366
Halco income(1)..........................      2,337      4,504      2,635      1,636         --         --         --
Other income (expense), net..............        937        111        (44)     2,670         76       (247)       497
Interest expense, net....................       (122)      (164)       (62)    (3,473)    (9,875)    (1,122)   (16,421)
                                           ---------  ---------  ---------  ---------  ---------  ---------  ---------
    Income (loss) before income taxes,
      cumulative effect of accounting
      change and extraordinary loss......      7,977    (11,536)    22,791     43,073      9,463      5,112      8,442
Provision (benefit) for income taxes.....        207         42        700      9,286     (5,293)       617      2,111
                                           ---------  ---------  ---------  ---------  ---------  ---------  ---------
    Income (loss) before cumulative
      effect of accounting change and
      extraordinary loss.................      7,770    (11,578)    22,091     33,787     14,756      4,495      6,331
Cumulative effect of change in accounting
  principle(2)...........................         --    (66,415)        --         --         --         --         --
Extraordinary loss on early
  extinguishment of debt, net of income
  tax benefit of $0.1 million............         --         --         --         --     (1,355)        --         --
                                           ---------  ---------  ---------  ---------  ---------  ---------  ---------
Net income (loss)........................  $   7,770  $ (77,993) $  22,091  $  33,787  $  13,401  $   4,495  $   6,331
                                           ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                           ---------  ---------  ---------  ---------  ---------  ---------  ---------
Income (loss) before extraordinary loss
  per common share(3)....................         --         --         --  $    3.32  $    1.44  $    0.44  $    0.62
Net income per common share(3)...........         --         --         --  $    3.32  $    1.31  $    0.44  $    0.62
Weighted average common shares
  outstanding............................         --         --         --     10,191     10,197     10,196     10,207

OPERATIONS DATA:
Depreciation and amortization............  $  16,061  $  16,538  $  17,397  $  18,600  $  22,452  $   8,963  $  18,293
Capital expenditures.....................  $  16,647  $  12,092  $  19,662  $  15,153  $  14,841  $   4,822  $   8,929
Net pounds shipped(4)....................    458,505    511,887    568,970    587,932    712,480    314,581    524,375

                                                        (FOOTNOTES ON NEXT PAGE)

                                                                 AS OF DECEMBER 31,                     AS OF JUNE
                                                -----------------------------------------------------       30,
                                                  1992       1993       1994       1995       1996         1997
                                                ---------  ---------  ---------  ---------  ---------  -------------
                                                                                                        (UNAUDITED)

                                                                   (IN THOUSANDS)
BALANCE SHEET DATA:
Working capital (deficit).....................  $ (20,300) $ (15,197) $ 134,026  $ 153,292  $ 207,061    $ 219,575
Total assets..................................    357,103    357,557    439,454    420,684    794,582      824,734
Total debt (5)................................    125,000    125,000         --     48,375    342,250      341,250
Total stockholders' equity (5)................    171,540     93,824    242,690    213,063    227,223      233,037

------------------------

(1) Prior to March 1995, the Company had an interest in Halco (Mining) Inc. and received dividends and income from bauxite sales. This investment was distributed to Comalco Limited in a transaction associated with the disposition of Comalco's interest in the Company.

(2) Effective January 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other than Pensions" ("SFAS 106"). This standard requires companies to accrue the cost of postretirement health care and life insurance benefits within the employees' active service periods. The Company elected to recognize the accumulated postretirement benefit obligation immediately upon adoption of SFAS 106, resulting in a one time charge of $66.4 million at January 1, 1993.

(3) Income (loss) before extraordinary loss per common share and net income per common share has not been presented for 1992 through 1994 when the Company was a wholly owned subsidiary of Comalco Limited.

(4) Net pounds shipped excludes certain shipments of raw materials.

(5) Reflects the contribution to equity in December 1994 of $125 million due to Comalco Limited, then the parent of the Company, and the distribution of $50 million to Comalco Limited in 1995 in a transaction associated with the disposition of Comalco's interest in the Company.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

    Trends in the demand for aluminum sheet products in the United States and in the prices of aluminum primary metal, aluminum scrap and copper affect the business of the Company. The Company's operating results also are affected by factors specific to the Company, such as the margins between selling prices for its products and its cost of raw material ("material margins") and its unit cost of converting raw material into its products ("conversion cost"). While changes in aluminum and copper prices can cause the Company's net sales to change significantly from period to period, net income is more directly impacted by fluctuations in material margins.

    Although the demand for aluminum sheet products is cyclical, over the longer term demand has continued to increase, reflecting general population and economic growth and the advantages of aluminum's light weight, high degree of formability, resistance to corrosion and recyclability.

    The price of aluminum metal affects the price of the Company's products and in the longer term can have an effect on the competitive position of aluminum in relation to alternative materials. The price of primary metal is determined largely by worldwide supply and demand conditions and is highly cyclical. For example, during the past 10 years the average annual cash price per pound of aluminum for transactions on the London Metal Exchange peaked at $1.17 in 1988, declined to $0.52 in 1993, rose to $0.82 in 1995 and declined to $0.68 in 1996, and on June 30, 1997 was $0.71. The price of primary aluminum in world markets influences the price of aluminum scrap, the Company's principal raw material. Significant movements in the price of primary aluminum can affect the Company's margins because aluminum sheet prices do not move simultaneously nor necessarily to the same degree as the primary markets. The Company seeks to manage its material margins by focusing on higher margin products and by accessing the scrap and primary metal markets in the most cost-effective manner, including the use of futures contracts to hedge anticipated raw material requirements and firm-priced sales orders.

    The Company's material margins declined in the early 1990s, principally due to excess capacity in the industry and reduced demand as a result of recessionary economic conditions which caused aluminum sheet prices to decrease faster than raw material prices. Margins increased during 1994 and 1995 due to a change in product mix to higher margin products and increased demand. During 1996, margins declined to the lowest level since 1993 as distributors and end-users reduced inventory levels and activity in some end-use markets declined. While demand for aluminum sheet products increased during the first six months of 1997, this increased demand has not resulted in improved material margins as these margins contracted slightly in the second quarter of 1997 as compared to the fourth quarter of 1996 and the first quarter of 1997. The margin between the price of aluminum scrap and the price of primary aluminum decreased during the first half of 1997 as compared to the first half of 1996.

    During the past five years, the Company has lowered its unit conversion costs by increasing production throughput and by reducing costs. This has been achieved generally through improved employee productivity, higher machine utilization rates and greater manufacturing efficiencies. The Company believes its conversion costs to be among the lowest in the industry.

    Shipments of electrical conduit and cable continued to increase during 1996 and the first half of 1997 as demand in the construction, renovation and remodeling markets remained strong. Recent increases in the Company's electrical conduit and cable manufacturing capacity have resulted in higher production levels to support increased demand for the Company's products.


    On September 20, 1996, the Company acquired CasTech for $285 million. Concurrently with the acquisition, the Company prepaid its existing indebtedness and that of CasTech. The acquisition and prepayments were financed with a new $325 million senior secured bank credit facility and the proceeds from the issue and sale of $125 million principal amount of 10.75% Senior Subordinated Notes Due 2006.

RESULTS OF OPERATIONS

    SIX MONTHS ENDED JUNE 30, 1997 AND 1996


    NET SALES. Net sales for the six month period ended June 30, 1997 increased 71% to $559 million, including $64 million contributed by Alflex, from $327 million for the same period in 1996. The increase is due to the CasTech acquisition along with increased sales volumes at all facilities. On a pro forma basis including CasTech, unit sales volumes of aluminum increased 12%, including a 5% increase at Lewisport and a 24% increase at the continuous-cast mills formerly operated by CasTech, and Alflex increased its unit sales volume by 13%, in each case over the comparable 1996 period.


    GROSS PROFIT. Gross profit for the six months ended June 30, 1997 increased to $48.3 million from $18.7 million for the same period in 1996. This increase was attributable to the CasTech acquisition, increased unit sales volumes and lower manufacturing unit costs. The Company's unit manufacturing costs decreased compared to the same period in 1996 as a result of the higher unit volumes and mill optimization practices.

    OPERATING INCOME. The Company produced operating income of $24.4 million for the first half of 1997 compared with $6.5 million for the first half of 1996. Selling, general and administrative expenses during the 1997 period were $21.7 million, compared with $12.2 million in the 1996 period. This increase along with the amortization of goodwill recorded in the first half of 1997 of $2.2 million is due to the CasTech acquisition. Contributing to the increase were corporate relocation, severance and other costs related to the integration of the businesses. Selling, general and administrative expenses were $21.7 million for the first half of 1997 compared with $22.8 million on a pro forma basis including CasTech for the first half of 1996, or a decrease of 5%, most of which savings were realized during the second quarter of 1997 and resulted from the integration of the two companies.

    NET INCOME. Net income was $6.3 million for the six months ended June 30, 1997, compared with $4.5 million for the same period in 1996. Interest expense was $16.4 million for the six months and $1.1 million for the comparable 1996 period, an increase due to borrowings associated with the CasTech acquisition. Income tax expense was $2.1 million in the six months ended June 30, 1997, compared to $0.6 million for the same period in 1996.

    YEARS 1996, 1995 AND 1994

    NET SALES. Net sales for 1996 increased 10.1% to $739.2 million from $671.5 million in 1995. The acquisition of CasTech accounted for about $109.5 million of 1996 net sales. Average selling prices for aluminum sheet products decreased 13.2% to $0.99 per pound from $1.14 per pound in 1995. This decline reflected lower metal costs, with the average London Metals Exchange traded cash settlement price for primary aluminum declining to $0.68 per pound in 1996 from $0.82 per pound in 1995, and competitive pressures as demand weakened. Despite these competitive pressures, unit sales increased 21.2% to 712.5 million pounds as the result of the Company increasing its market share.

    In 1995, net sales grew 35.2% as the Company expanded its production capacity and market share, the average selling price of the Company's aluminum sheet products increased 31.0% and unit sales increased 3.3% to 588 million pounds.

    GROSS PROFIT. Gross profit declined 23.8% (to 6.7% of net sales) in 1996 after a 56.4% increase (to 9.6% of net sales) in 1995. The 1996 decrease was primarily a result of a reduction in the material margin to approximately $0.30 per pound from $0.36 in 1995. This is in contrast to a 1995 increase of $0.04 from the $0.32 level in 1994. The decline in metal margin offset the benefits of increased unit sales volume and lower conversion costs.

    SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses increased 33.5% in 1996, primarily due to the CasTech acquisition, staffing changes and the cost of professional services. The 1995 figure was up 6.5% over 1994, primarily due to additional compensation charges.

    OPERATING INCOME. Operating income declined by 54.4% in 1996 to $19.3 million, compared with a 1995 increase of 108.5% to $42.2 million, in each case reflecting the factors mentioned above.

    HALCO INCOME. Prior to March 1995, the Company had an interest in Halco (Mining) Inc., and received dividends and income from bauxite sales amounting to $1.6 million in 1995 and $2.6 million in 1994. The investment was distributed to the Company's prior owner in March 1995 in a transaction associated with the disposition of the owner's interest in the Company.

    OTHER INCOME (EXPENSE), NET. Other income in 1995 included $2.6 million resulting from the favorable settlement of a dispute with the Kentucky Revenue Cabinet over energy taxes.

    INTEREST EXPENSE. The increase in interest charges in 1996 is due primarily to charges incurred with respect to the borrowings made to finance the CasTech acquisition. Interest expense in 1995 includes interest charges with respect to a $50 million term loan borrowed in March 1995 to fund a distribution of that amount to the former owner in a transaction associated with the disposition of the owner's interest in the Company and borrowings for working capital purposes under the Company's revolving credit facility. In 1994, the Company was financed primarily by a $125 million interest-free advance from the former owner, which was converted to equity in December 1994.

    PROVISION (BENEFIT) FOR INCOME TAX. Income tax provisions (benefits) in 1996, 1995 and 1994 reflect the use of the Company's net operating loss carryforwards ("NOLs") to offset taxable income for federal income tax purposes. At December 31, 1996, the Company had remaining available NOLs of $127 million. These NOLs will expire in various amounts through 2008. The amount of taxable income that can be offset by NOLs arising prior to the initial public offering of the Company in March 1995 is subject to an annual limitation of approximately $9.6 million plus certain gains included in taxable income which are attributable to the Company prior to the initial public offering.

    The Company recognized a net income tax benefit in 1996 of $5.3 million as a result of revisions to prior year tax estimates and adjustment to the estimated utilization of NOLs.

    NET INCOME. Net income for 1996 decreased 60.3% to $13.4 million, after a 52.9% increase in 1995 over 1994, in each case reflecting the factors described above for each year.

LIQUIDITY AND CAPITAL RESOURCES

    The Company's sources of liquidity are cash flows from operations and borrowings under its $225 million revolving credit facility.

    The Company's cash flow from operations in the six months ended June 30, 1997 and the years 1996, 1995 and 1994 was $11.8 million, $42.0 million, $20.2 million and $10.5 million, respectively. The Company's cash flow from operations declined in the first six months of 1997 from $15.0 million in the comparable 1996 period, primarily due to an increase in working capital.


    Working capital amounted to $220 million at June 30, 1997 and $207 million on December 31, 1996.



    Borrowing under the Company's revolving credit facility is based upon the sum of stated percentages of its eligible accounts receivable and eligible inventory. Availability also is subject to satisfaction of certain covenants and other requirements. At June 30, 1997, the full amount of $225 million was available, of which $120 million was outstanding. The maximum amount outstanding at any time since the facility was established on September 20, 1996 was $160.5 million. The facility expires on September 1, 2001.

    On June 30, 1997, $96.2 million of the term loan was outstanding. The term loan is to be repaid in quarterly installments through September 1, 2001 and the Company is required to make prepayments from excess cash flow (as defined) and net proceeds from assets sales and issuance of debt or equity. A portion of this loan will be repaid with the net proceeds from the Offering.



    On August 25, 1997, the Company received a commitment from PNC to structure a revolving trade receivables purchase facility under which up to $150 million of the Company's trade receivables would be securitized and to underwrite a related liquidity facility to support the commercial paper to be issued by a PNC affiliate to fund the purchase of trade receivables from the Company. Use of this facility would be in lieu of borrowings under the Company's revolving credit facility. Under current financial market conditions, the implied financing rate under the revolving trade receivables purchase facility is approximately 150 basis points less than the interest rate on the Company's revolving credit facility. The commitment is subject to the negotiation of definitive documentation and other conditions.



    Following the completion of the Offering and the implementation of the trade receivables purchase facility, the Company expects to renegotiate its bank credit arrangements, including its revolving credit facility, to reflect its improved financial structure.


    Capital expenditures were $8.9 million during the first half of 1997, and $14.8 million plus the cost of the CasTech acquisition, $15.2 million and $19.7 million in 1996, 1995 and 1994, respectively. Total capital expenditures for 1997 are expected to be between $20 million and $26 million, principally related to upgrading the Company's manufacturing and other facilities and meeting environmental requirements.

    The indicated annual rate of dividends being paid on the Common Stock is $0.20 per share, or an annual total of approximately $3.0 million after giving effect to the Offering.

    The Company believes that its sources of liquidity set forth above will be sufficient to fund its working capital requirements, capital expenditures, debt service and dividend payments at least through 1998. Although the Company is not currently in active discussions regarding any acquisition, in the event that the Company successfully completes an acquisition in the future, additional financing may be required.

FINANCIAL INSTRUMENTS

    Market and credit risk is managed by the Company through an active risk management program. This program focuses on inventory, purchase commitments and committed and anticipated sales. The Company utilizes futures contracts and options to protect against exposures to price risk in the aluminum market. The Company is exposed to losses in the event of non-performance by the counterparties to these agreements; however, the Company does not anticipate non-performance by the counterparties. Prior to conducting business with a potential customer, credit checks are performed on the customer to determine creditworthiness and assess credit risk. In addition, an indirect credit exposure review is performed on all customers. Trading partners (brokers) are evaluated for creditworthiness and risk assessment prior to initiating trading activities with the brokers. However, the Company does not require collateral to support broker transactions. In addition, all brokers trading on the London Metal Exchange with United States clients are regulated by the Commodities Trading and Futures Commission, which requires the brokers to be fully insured against unrealized losses owed to clients. At June 30, 1997 and December 31, 1996, uncommitted credit lines totaling approximately $52 million and $53 million, respectively, were available at various brokerages used by the Company.

    Gains, losses and premiums on futures contracts and options which effectively hedge exposures are deferred and included in income as a component of the underlying sales transaction. The Company had deferred realized gains (losses) of $(1.1) million, $0.4 million and $0.2 million as of June 30, 1997, December 31, 1996 and 1995, respectively, on closed futures contracts and options which are recorded as a reduction of the carrying value of inventory.

    At June 30, 1997, the Company held purchase and sales commitments through 1997 totaling $87 million and $248 million, respectively. At June 30, 1997 and December 31, 1996 and 1995, the Company's position with respect to aluminum futures and options was as follows (in millions):

                                                                            MARKET      UNREALIZED
                                                                             VALUE      GAIN (LOSS)
                                                                          -----------  -------------
June 30, 1997...........................................................   $    39.2     $    (0.9)
December 31, 1996.......................................................   $    57.9     $     2.2
December 31, 1995.......................................................   $    69.5     $     0.4

    Futures contracts and options are valued at the closing price on the last business day of the year.

    The Company uses interest rate swap agreements to manage interest rate risk on its floating rate debt portfolio. At June 30, 1997, the Company had interest rate swap contracts with a notional amount of approximately $116 million. The counterparties to interest rate contracts are major commercial banks and management believes that losses related to credit risk are remote.

                                    BUSINESS

GENERAL

    The Company is one of North America's leading manufacturers of aluminum sheet and, through its Alflex Corporation unit ("Alflex"), of electrical flexible conduit and prewired armored cable.

    The Company's aluminum sheet products are produced using the conventional, direct-chill rolling ingot casting process at the Company's multi-purpose aluminum rolling mill at Lewisport, Kentucky, one of the largest in North America, and by the continuous casting process at its facilities at Uhrichsville, Ohio, and Carson, California. The Company operates coating lines at the Lewisport mill and at Company facilities in Bedford, Ohio, and Torrance, California. It also operates tube mills at the Bedford and Carson locations. The electrical flexible conduit and prewired armored cable products are manufactured at the Alflex facilities at Long Beach, California. The Ohio and California facilities and businesses were acquired through the purchase by the Company of CasTech.

    The aluminum sheet products manufactured by the Company are generally referred to as common alloy products. They are produced in a number of aluminum common alloys with thicknesses (gauge) of 0.010 to 0.250 inches, widths of up to 72 inches, physical properties and packaging, in each case to meet customer specifications. These products are sold to distributors and end-users, principally for use in building and construction products such as roofing, siding, windows and gutters; transportation equipment such as truck trailers and bodies and automotive parts; beverage cans; and consumer durables such as cookware, appliances and lawn furniture. The Bedford and Carson facilities also fabricate aluminum sheet into welded tube products for various markets. Substantially all of the Company's aluminum sheet products are produced in response to specific customer orders. Following the acquisition of CasTech in September 1996, the aluminum sheet operations of the Company have been conducted as a single unit, with consolidated buying of aluminum scrap and other raw materials, scheduling of plant production and marketing of products. Production capacity is expected to exceed one billion pounds of aluminum sheet products in 1997. In 1996, the North American market for aluminum sheet products, excluding sheet used to produce cans, was approximately five billion pounds.

    Alflex manufactures metallic (aluminum and steel) and non-metallic (plastic) electrical flexible conduit and prewired armored cable, utilizing aluminum sheet manufactured by the Company. These products provide mechanical protection for electrical wiring installed in buildings in accordance with local building code requirements. Armored cable differs from electrical conduit in that it is prewired by Alflex, whereas end-users must pull wiring through electrical conduit when conduit is installed. These products are used primarily by electrical contractors in the construction, renovation and remodeling of commercial and industrial facilities and multi-family dwellings. They also are used in the heating, ventilating and air-conditioning ("HVAC"), original equipment manufacturers ("OEM") and Do-It-Yourself ("DIY") markets. The product lines include preassembled and prepackaged items for commercial and DIY markets which provide significant savings in labor and installation costs for end-users. Pre-fabricated wiring systems consisting of armored cable cut to specified lengths with pre-installed end connectors and junction boxes have recently been introduced by Alflex, and the Company is optimistic that installations of this product will increase as contractors become more familiar with the labor saving potential of these systems.

    The Company estimates that at June 30, 1997 it had a backlog of firm orders for which product specifications have been defined of 230.1 million pounds of aluminum sheet products with an aggregate sales price of $246.2 million, compared to an estimated backlog of 175.8 million pounds with an aggregate sales price of $163.2 million at December 31, 1996. Backlog is not a significant factor for the Company's electrical products.

    The Company's principal executive offices are located at 500 West Jefferson Street, 19th Floor, Louisville, Kentucky 40202-2823, and its telephone number is 502-589-8100.

INDUSTRY OVERVIEW

    Aluminum semi-finished and finished products produced from primary aluminum and aluminum scrap include aluminum sheet, plate and foil; rod, bar and wire; extruded, forged and cast products; and aluminum powder and paste. United States production of these products in 1996 totaled 20.7 billion pounds, of which some 45% were aluminum sheet products.

    Although demand for aluminum sheet products in the United States is cyclical, over the longer term demand has continued to increase, reflecting general population and economic growth and the advantages of aluminum's light weight, high degree of formability, resistance to corrosion and recyclability. During the 10 years ended December 31, 1996, domestic consumption of aluminum sheet products grew from 6.8 billion pounds to 7.7 billion pounds and domestic consumption has continued to increase in 1997. Over the same 10-year period, the average selling price per pound of the Company's aluminum rolled products fluctuated from $1.09 in 1984, increasing to $1.33 in 1988 and declining to $0.81 in 1993 before increasing again in 1996 to $1.02.

    The largest use of aluminum sheet, representing approximately 51% of United States domestic aluminum sheet shipments in 1996, is for the manufacture of beverage cans. Other significant end-use markets for aluminum sheet are the building and construction, transportation and consumer durables markets. In 1996, the distribution market represented 16% of total United States aluminum sheet shipments. Distributors principally resell to building and construction, transportation and consumer durables end-users. Distributors have been increasing their share of the domestic aluminum sheet market in recent years.

    During the past decade, changes have been occurring in the rolling mill industry.

    - In the mid and late 1980s manufacturers of aluminum rolled products increased their production capacity, eventually resulting in overcapacity in the rolled products market. This excess capacity, and an overall recessionary economic climate in the early 1990s, resulted in depressed selling prices and lower material margins for aluminum rolling mills, many of which did not have sales volume sufficient to support operation at full capacity.

    - A number of older, noncompetitive rolling mills have closed.

    - Some rolling mills began to be operated or managed as independent business units, rather than as one element in the production and distribution chain of an integrated aluminum company. Accordingly, selling prices of rolled products, and the cost structure of rolling mills, may no longer be influenced by the cross subsidies available in an integrated operation, and mills are being evaluated upon their stand-alone financial performance.

    - There has been movement in the industry, in part led by the Company, to quote prices for aluminum sheet products in terms of the published primary metal price plus a stated margin. This unbundling facilitates the allocation of metal price risk between the buyer and seller.

    - The rolling mill industry has become more specialized. Large mills have been constructed for the single purpose of producing aluminum sheet used in the manufacture of beverage cans and aluminum foil. Some multi-purpose mills have focused on those products which they can produce most efficiently.

    - The industry continues to rationalize existing facilities, shedding non-economic capacity or downstream businesses while investing in select areas of manufacturing expertise.

    - The barriers to entry in the rolling mill business or to major new facilities remain high because of the high capital cost of mills of economic size and advanced technology requirements.

    As a result of these factors, and due to an improvement in general economic conditions, domestic rolling mill capacity utilization rates, as estimated by an independent research organization, increased from

73% for 1993 to 82% for 1994. Aluminum sheet consumers overpurchased in 1995, driving capacity utilization and sheet prices higher. The excesses of 1995 brought about a counter-balancing decline in industry capacity utilization, estimated by the Company at 77% in 1996. See "Risk Factors--Cyclicality of End-Use Markets" and "--Aluminum Metal Price Volatility."

    The two sources of aluminum metal for rolling mills are primary metal and aluminum scrap. While the rolling industry uses some primary aluminum, it also uses a high level of aluminum scrap. The recycling of aluminum in the United States increased from 6.9 billion pounds in 1992 to 8.6 billion pounds in 1996, primarily as a result of economic and environmental factors and legislative initiatives. The use of recycled aluminum scrap in the production of aluminum products offers substantial cost and energy savings over production of such products from primary aluminum.

    Historically, electrical wires were housed in rigid pipes in the walls of buildings. Rigid pipe remains the most widely used means of protecting wiring in commercial and other non-residential construction. Electrical flexible conduit made from steel was introduced in the 1920s. Flexible conduit is significantly easier to install than rigid pipe, resulting in cost savings to the installer. Aluminum flexible conduit, introduced to the market by Alflex, has become a significant factor due to its ease of installation, lighter weight and ease of cutting as compared to steel flexible conduit or rigid pipe. In wet, harsh or corrosive environments, non-metallic or plastic jacketed steel flexible conduit may be used. Armored cable (conduit with pre-installed wire) made of steel or aluminum has captured an increasing share of the market due to its pre-assembly, ease of installation and overall cost effectiveness.

STRATEGY

    The Company's objective is to enhance its position as one of North America's leading manufacturers of aluminum sheet and electrical flexible conduit and prewired armored cable. The Company's strategy to achieve this objective focuses on increasing production capacity and sales, reducing costs, utilizing effective management systems, providing superior customer service and product quality and increasing financial flexibility.

    INCREASE PRODUCTION CAPACITY AND SALES. The Company intends to continue to increase production capacity by focusing upon products that can be produced most efficiently, improving labor productivity, eliminating production bottlenecks, emphasizing on-time production and delivery to minimize scheduling disruptions, improving production yield and improving plant maintenance to increase machine utilization, as well as through the further realization of the benefits and exploitation of the opportunities presented by the CasTech acquisition. In addition, the Company intends to expand capacity through capital expenditures, including, if appropriate, further acquisitions. The Company increased its production of aluminum sheet products from 471 million pounds in 1992 to 718 million pounds in 1996 (942 million pounds after giving pro forma effect for 1996 to the CasTech acquisition), a 52% (100% pro forma) increase. During the six-month period ended June 30, 1997, production totaled 518 million pounds, up 10% from 469 million pounds pro forma for the comparable 1996 period. The Company's plan to spend $19.5 million during the period 1997-1999 to expand its ingot casting facilities at Lewisport is expected to add an estimated 55 million pounds to the annual production capacity of the Lewisport mill. This expansion, together with other improvements, should raise the annual capacity of that mill to 720 million pounds and total Company capacity to 1.1 billion pounds.

    Increased production capacity will permit the Company to continue to increase its sales. The Company is focusing on those markets where its competitive strengths in manufacturing and timely delivery of high-quality products enable it to sell its higher margin products and continue to increase its market share.

    REDUCE COSTS. The Company continues to reduce the unit costs of its operations by increasing production throughput, improving employee productivity and achieving higher machine utilization rates and greater manufacturing efficiencies. The Company decreased its unit cost of converting metal to aluminum sheet products by 11.4% between 1992 and the first six months of 1997. The Company has identified opportunities to further reduce its conversion costs, including through the further optimization of production runs at its direct-chill and continuous-cast mills, the elimination of bottlenecks and waste and the improvement of machine reliability.

    UTILIZE EFFECTIVE MANAGEMENT SYSTEMS. The Company believes that the continued implementation of its management systems, which have been designed to improve all aspects of its business, is key to its ability to continue to improve its operating performance and to integrate new businesses, including acquisitions, quickly and efficiently. With the acquisition of CasTech, the Company is now employing its management systems in a multiple business unit environment with new technology, products and markets and five additional manufacturing sites. The Company believes its management systems have enabled it to realize quickly the synergies of the CasTech acquisition and will position it to integrate additional businesses, including any further acquisitions.

    PROVIDE SUPERIOR CUSTOMER SERVICE AND PRODUCT QUALITY. The Company is dedicated to maintaining and increasing customer satisfaction and plans to maintain its commitment to superior customer service. Customer returns represented only about 1% of pounds shipped in the first six months of 1997. On-time (within the week promised) deliveries improved from 81% in 1992 to 85% for the six-month period ended June 30, 1997. Lead times for deliveries are kept relatively short by carefully managing the acceptance of orders. The Company's direct-chill and continuous-cast mills permit the Company to produce high quality aluminum rolled products to increasingly exacting customer standards. In addition, the Company's coating lines and finishing capabilities make it an industry leader in the production of superior quality coated aluminum products.

    INCREASE FINANCIAL FLEXIBILITY. The Company seeks to maintain a capital structure that will provide reasonable financial stability during down cycles and will support the growth of its business. The Offering is intended to reduce the financial leverage resulting from the Company's indebtedness incurred in connection with the acquisition of CasTech and to position the Company to continue to build value for its stockholders through further investments or possible acquisitions. While the Company is not currently in active discussions regarding any business acquisition, it reviews acquisition opportunities from time to time.

ALUMINUM SHEET PRODUCTS

    MANUFACTURING

    The Company's aluminum sheet manufacturing facilities are comprised of the Lewisport, Kentucky, rolling mill and the former CasTech rolling mills at Uhrichsville, Ohio, and Carson, California, coating facilities at Bedford, Ohio, and Torrance, California, and tube mills at Bedford and Carson.

    The Lewisport mill uses the conventional, vertical direct-chill, rolling ingot casting process. This process permits the production of aluminum sheet with strength, hardness, formability, finishing and other characteristics preferred for many applications. The flexibility permitted by this multi-purpose rolling mill permits the Company to target higher margin products, manufacture a variety of products with consistent high quality and respond quickly to shifts in market demand. In 1996, the Lewisport mill produced 619 million pounds of aluminum sheet products, up from 459 million pounds in 1992. Production during the first six months of 1997 was 329 million pounds, up 8% from 305 million pounds in the corresponding period of 1996. The increase in production was achieved by focusing upon plant operating efficiencies, improving labor productivity, eliminating manufacturing bottlenecks, emphasizing on-time production and delivery to minimize scheduling disruptions, improving plant yields, improving plant maintenance practices to increase machine utilization and increasing market share by emphasizing quality, on-time delivery and customer service. Increased production has reduced the unit costs of production, in part because a large portion of the costs of a rolling mill are fixed costs which do not vary with production volume. Unit costs of converting metal to aluminum sheet products at Lewisport declined by 10% from 1992 to the six-month period ended June 30, 1997 and are believed to be among the lowest in the industry for plants using the conventional process. The Company plans to further increase production capacity at Lewisport by continuing the programs that have steadily increased production over the past five years. This increase will require an increase in casting capacity as mentioned below under "--Casting and Rolling."

    The Uhrichsville and Carson mills use low-cost, scrap-based twin-belt mini-mill continuous casting production technology. This process permits the efficient production of aluminum sheet alloys used in building and construction and other applications not requiring the more complex alloys or the physical characteristics better provided by the conventional casting method. The process eliminates several steps associated with conventional casting, thereby reducing manufacturing costs. Capital costs also are significantly lower than for mills using the conventional casting process. Since 1993, the annual capacity of the Uhrichsville and Carson mills has been increased by over 50% from approximately 250 million pounds to 380 million pounds. The increased capacity and a continuous improvement strategy resulted in a significant reduction in sheet production costs. The Company believes that its continuous cast mill at Uhrichsville has the lowest conversion costs per pound in the world. An upgrade of the cold mill at Uhrichsville in 1996 increased throughput and significantly improved surface, gauge and flatness control.

    ALUMINUM SUPPLY

    Most of the aluminum metal used by the Company's rolling mills is purchased, principally from or through aluminum scrap dealers or brokers, in the form of aluminum scrap. The Company believes it is one of the largest users of aluminum scrap other than beverage can scrap in the United States, and that the volume of its purchases assists it in obtaining scrap at competitive prices. The Company's remaining requirements are met with purchased primary metal, including metal produced in Russia to specifications that differ from the industry standard for primary aluminum but that is appropriate for the Company's needs. The Russian metal generally sells at a discount from other primary aluminum prices.

    CASTING AND ROLLING

    At Lewisport, scrap, in some cases after processing in the Company's recycling facilities, and primary aluminum are melted in induction or reverbatory furnaces. Small amounts of copper, magnesium, manganese and other metals are added to produce alloys with the desired hardness, formability and other physical characteristics. The molten aluminum is then poured through a mold surrounded by circulating water, which cools and solidifies an ingot about 24 inches thick and weighing as much as 40,000 pounds. The cooled ingot is transferred for processing in the rolling mill. The Company's 1997-1999 capital expenditures program includes $19.5 million to upgrade and expand the capacity of ingot casting facilities at Lewisport, adding an expected 55 million pounds to the Lewisport mill's annual production capacity. In addition, the Company is developing a plan to spend an estimated $16 million to $25 million during the 1998-2001 period to bring the casting facilities at Lewisport constructed in 1965, which currently supply 60% of its ingot casting needs, into compliance with the more stringent clean air regulatory regulations expected to come into effect in 2002 and to update and improve plant infrastructure associated with those facilities. A decision to proceed with this plan awaits the publication of proposed regulations by the federal authorities and a review of their requirements.

    The rolling ingots are heated to a malleable state in soaking pits or tunnel furnaces. Then, in the next two stages--hot and cold rolling--the ingot is passed between rolls under pressure, causing it to become thinner and longer. The first rolling stage takes place in a "reversing" mill, so named because the ingot is passed back and forth between the work rolls, reversing itself after each pass. After it passes through the reversing mill the aluminum sheet moves through a continuous hot mill, and then is cooled and cold rolled to its final thickness.

    The Uhrichsville and Carson rolling mills employ the continuous casting process in which molten aluminum is fed into a caster which produces a continuous thin slab that is immediately hot rolled into semi-finished aluminum sheet in a single manufacturing process. The aluminum sheet is then cooled and cold rolled to its final thickness as in the conventional process. The Uhrichsville and Carson mills use twin-belt thin-slab continuous casting, which the Company believes is the most efficient and most productive form of continuous casting.

    The Company and IMCO, the world's largest aluminum recycler, are parties to a Supply Agreement under which IMCO serves as the exclusive source of recycled aluminum for the Company's Uhrichsville mill. Under the Supply Agreement, the Company purchases aluminum scrap and delivers it to IMCO which then processes and converts it into molten metal at its recycling and processing facility located adjacent to the Company's mill. The Company is responsible for the treatment and disposal of the waste generated as a result of IMCO's processing services on behalf of the Company. The Supply Agreement expires March 31, 2003, subject to the Company's option to renew the agreement for an additional 10-year term. The Company has an option to purchase up to a 49% interest in the IMCO facility and a right of first refusal if IMCO wishes to sell the facility.

    The Carson rolling mill processes its own scrap to produce molten metal, utilizing current delacquering and melting technology.

    The Company has paid a one-time license fee for technology used in its continuous casting process. The license agreement allows the Company to use inventions, technical discoveries and apparatus of the licensor in the manufacturing process.

    FINISHING AND COATING

    After hot and cold rolling is complete, the aluminum sheet is leveled to ensure required flatness and may be slit into narrower widths, embossed or painted to customers' specifications.

    The Company is an industry leader in the development and production of superior quality coated aluminum products and operates at Lewisport the largest coating line integrated with a U.S. rolling mill. Coating lines at the Company's Bedford and Torrance facilities serve the Uhrichsville and Carson rolling mills. In the coating process, aluminum sheet is chemically cleaned, painted and then cured to produce a durable coated surface.

    PACKAGING AND SHIPPING

    Finished products are shipped to customers by truck or rail in the form of coils of various size and weighing up to 30,000 pounds.

ELECTRICAL PRODUCTS

    Alflex fabricates its flexible conduit and armored cable products at its Long Beach, California, facility. Alflex purchases its aluminum sheet exclusively from the Company's nearby Carson rolling mill, making Alflex the only backward integrated manufacturer of electric flexible conduit and cable. Alflex also uses significant amounts of copper and steel as raw materials.

    Alflex designs and builds much of the equipment used to manufacture its products. The Company believes that the ability of Alflex to design and build its own equipment has significantly reduced its manufacturing costs by lowering its cost of capital, increasing output and reducing set-up times and waste.

    Alflex fabricates its electrical products by slitting aluminum or steel sheet on specialized narrow-width slitting equipment, after which the sheet is coiled. The coils are then fed through proprietary forming machines to produce the flexible conduit. For its cable products, Alflex draws copper into wire, coats the wire with plastic insulation and, for certain products, wraps the coated wire with paper or plastic. The protective armoring is then wrapped around the cabled wire. To produce its non-metallic conduit, Alflex uses a specialized co-extrusion process involving both rigid and flexible plastics (PVC). After production, the conduit and cable products are cut to length and packaged.


    Alflex has designed its manufacturing processes to allow it to produce a wide range of electrical flexible conduit and prewired armored cable products. The Company believes that this manufacturing flexibility has contributed significantly to the growth in this business. Alflex increased its unit sales of electrical flexible conduit and prewired armored cable products from 302 million feet in 1992 to 485 million feet in 1996, a 61% increase. During the six months ended June 30, 1997, unit sales totaled 262 million feet, up 13% from 232 million feet for the comparable 1996 period. Since the acquisition of the Alflex business the Company has increased Alflex's electrical conduit and cable manufacturing capacity resulting in higher unit production and unit sales levels. For the six months ended June 30, 1997, Alflex sales were $64 million or approximately 11.5% of the Company's total net sales.


CUSTOMERS AND MARKETS

    The Company's aluminum sheet products are sold to distributors and end-users, principally in the building and construction, transportation, beverage cans and consumer durables markets.

    The following table sets forth the percentage of 1996 aluminum sheet revenues contributed by each of these classes of customers and the Company's estimate of its share of these markets in North America.

                                                                                % OF         % MARKET
                                                                                SALES          SHARE
                                                                                -----     ---------------
Distributors...............................................................          39             22
Building and construction..................................................          24             23
Transportation.............................................................          12             17
Beverage cans..............................................................          10             --
Consumer durables and other................................................          15              2

    The Company believes that it is the largest supplier of common alloy aluminum sheet to distributors. Distributors, in some cases after slitting, punching, leveling or other processing, resell the Company's products into end-use markets, including the building and construction, transportation and consumer durables markets.

    The building and construction sector is the largest end-use market other than beverage cans for common alloy sheet products.

    The Company is one of the largest suppliers of aluminum sheet products to North American manufacturers of transportation equipment, including truck trailers and bodies, recreational vehicles and automobile parts.

    The Company also produces aluminum sheet for the manufacture of beverage cans. Can sheet is the largest single end-use of aluminum sheet, accounting for about one-half of the estimated world-wide market. Much of this product is produced by large, single-purpose rolling mills. The Company participates in this market in recognition of the size of the market and the strategic importance of maintaining a position in that business. In addition, many of the advances in aluminum rolling mill technology are developed for the production of can sheet and participation in this market supports the Company's effort to maintain its technological proficiency for all of its products.

    The largest volume in the category of consumer durables and other markets for the Company is reroll stock sold for further processing into aluminum foil. The other major end-uses of this product category are cookware, appliances and heat exchanger fin stock.

    Market share estimates exclude heat-treated aluminum plate and sheet, which the Company does not produce. The Company estimates that heat-treated products constitute an immaterial portion of the end-use markets served by the Company.

    The inclusion of the former CasTech operations for a full year is expected to result in a further increase in the Company's share of the market for aluminum sheet products, particularly the distributor, building and construction and consumer durables markets, viewed on an annual basis. Also, it is expected to result in a further increase in the proportion of the Company's annual business accounted for by the building and construction and consumer durables markets.

    Company sales are made to customers located throughout North America. Sales outside North America have not been significant.

    In 1996, subsidiaries of Reynolds Metals Co. accounted for approximately 11%, and the Company's top 10 customers represented about 52%, of the Company's revenues. No other single customer accounted for more than 10% of 1996 revenues.

    Sales of aluminum sheet products are made through the Company's own sales force which is strategically located to provide national coverage. An integrated computer system provides the Company's employees with on-line access to inventory status, production schedules, shipping information and pricing data to facilitate immediate response to customer inquiries.

    Many of the Company's aluminum sheet markets are seasonal. Demand in the building and construction and transportation markets is generally lower in the fall and winter seasons than in the spring and summer. Warmer temperatures in the spring and summer boost sales of can sheet as a result of increased beverage consumption. Such factors typically result in higher operating income in the spring and summer months.

    Alflex electrical products are sold primarily through independent sales representatives to electrical wholesalers. Wholesalers represented more than 83% of Alflex sales in 1996. The remaining sales are made to the DIY, OEM and HVAC markets. The independent sales representatives do not market Alflex's products exclusively, but they may not sell products that are in direct competition with products manufactured and sold by Alflex. Alflex serves about 5,100 customers.

    Alflex maintains registered trademarks on certain of its flexible conduit and armored cable systems, including Ultratite, Galflex, the Alflex name and its design, Electrician's Choice, Computer Blue, Duraclad, Armorlite and PowerSnap. While Alflex considers these trademarks to be important to its business, it does not believe it is dependent upon the trademarks for the continuation of its business.

COMPETITION

    The Company competes in the production and sale of common alloy aluminum sheet products with some 27 other aluminum rolling mills in North America, including large, single-purpose can sheet mills, and with imported products.

    Aluminum Company of America ("Alcoa"), Alcan Aluminum Ltd. ("Alcan") and Reynolds Metals Co. have a significantly larger share of the U.S. market for aluminum sheet products, including can sheet and aluminum foil. However, in the market for common alloy aluminum sheet products other than can sheet and aluminum foil, the market leaders are Alcoa, Alcan, Alumax Inc., Noranda Inc. and the Company.

    The Company competes with other rolled product suppliers on the basis of quality, price, timeliness of delivery and customer service.

    Aluminum also competes with other materials such as steel, plastic and glass for various applications.

    Alflex competes with national and regional competitors and imported products, both in the electrical flexible conduit and prewired armored cable industry and in the pipe and wire industry. Competition is principally on the basis of product availability and features, price and customer service.

RESEARCH AND DEVELOPMENT

    The Company conducts research and development activities at its rolling mills as part of its ongoing operations to improve product quality and reduce manufacturing costs. Outside consultants also are used.

    Alflex focuses its research and development activities on the development of new products and the improvement of its conduit and cable manufacturing processes through the development of proprietary manufacturing equipment and the reduction of scrap.

    The estimated amounts spent during 1994, 1995 and 1996 on Company and CasTech sponsored research and development activities aggregated $1.6 million, $1.6 million and $1.4 million, respectively.

ENVIRONMENTAL MATTERS

    The Company's operations are subject to increasingly stringent environmental laws and regulations governing air emissions, wastewater discharges, the handling, disposal and remediation of hazardous substances and wastes and employee health and safety. These laws can impose joint and several liability for releases or threatened releases of hazardous substances upon statutorily defined parties, including the Company, regardless of fault or the lawfulness of the original activity or disposal. The Company believes it is currently in material compliance with applicable environmental laws and regulations.

    Future regulations, under the Clean Air Act and otherwise, are expected to impose stricter emission requirements on the aluminum industry. While the Company believes that current pollution control measures at most of the emission sources at its facilities will meet these anticipated future requirements, additional measures at some of the Company's facilities, including Lewisport as discussed above under "Aluminum Sheet Products--Casting and Rolling," may be required.


    The Company has been named as a potentially responsible party at four federal superfund sites which were acquired in the CasTech acquisition and is conducting remedial investigations at two of the sites for past waste disposal activity associated with closed recycling facilities. A trust fund exists to fund the activity at one of the sites undergoing remediation and was established though contributions from two other parties in exchange for indemnification from further liability. The Company is reimbursed from the fund as approved remediation expenditures are incurred at the site. The balance remaining in the trust fund at June 30, 1997 was $1.6 million. In determining the adequacy of the Company's aggregate environmental contingency accrual, the assets of the trust fund and the future trust earnings were taken into account. At the two other federal superfund sites, the Company is a minor contributor and expects to resolve its liability for a nominal amount. The Company is under orders by agencies in three states for environmental remediation at sites, one of which is currently operating and two of which have been closed. Based upon currently available information, the Company estimates the range of possible losses with respect to the above matters is between $12 million and $16 million.


    The Company acquired its Lewisport rolling mill and an aluminum smelter at Goldendale, Washington ("Goldendale"), from Lockheed Martin in 1985. In connection with the transaction, Lockheed Martin indemnified the Company against expenses relating to environmental matters arising during the period of Lockheed Martin's ownership of those facilities.

    Environmental sampling at Lewisport has disclosed the presence of contaminants, including polychlorinated biphenyls (PCBs), in a closed Company landfill. The Company has not yet determined the extent of the contamination or the nature and extent of remedial measures that may be required. Accordingly, the Company cannot at present estimate the cost of any remediation that may be necessary. Management believes the contamination is covered by the Lockheed Martin indemnification, which Lockheed Martin disputes.

    The aluminum smelter at Goldendale was operated by Lockheed Martin until 1985 and by the Company from 1985 to 1987 when it was sold to Columbia Aluminum Corporation ("Columbia"). Past aluminum smelting activities at Goldendale resulted in environmental contamination and regulatory involvement. A 1993 Settlement Agreement among the Company, Lockheed Martin and Columbia allocated responsibility for future remediation at 11 sites at the Goldendale smelter. If remediation is required, estimates by outside consultants of the probable aggregate cost to the Company for these sites range from $1.3 million to $7.2 million. The apportionment of responsibility for other sites at Goldendale is left to alternative dispute resolution procedures if and when these locations become the subject of remedial requirements.

    The Company has been named a potentially responsible party at three third-party disposal sites relating to Lockheed Martin operations for which Lockheed Martin has assumed responsibility.

    The Company's aggregate loss contingency accrual for environmental matters was $15.2 million at December 31, 1996, which covers all environmental loss contingencies that the Company has determined to be probable and reasonably estimable. It is not possible, however, to predict the amount or timing of costs for future environmental matters which may subsequently be determined. Although the outcome of any such matters, to the extent they exceed any applicable accrual, could have a material adverse effect on the Company's consolidated results of operations for the applicable period, the Company believes that such outcome will not have a material adverse effect on the Company's consolidated financial condition, results of operations or cash flows.

    The Company has incurred and will continue to incur capital and operating expenditures for matters relating to environmental control and monitoring. Capital expenditures of the Company for environmental control and monitoring for 1995 and 1996 were $0.6 million and $2.3 million, respectively. All other environmental expenditures of the Company, including remediation costs, for 1994, 1995 and 1996 were $2.0 million, $1.9 million and $1.5 million, respectively.

    The Company has planned environmental capital expenditures for 1997 and 1998 of $4.2 million and $4.8 million, respectively, in addition to any amounts which may be spent to meet future clean air requirements at Lewisport as discussed above under "Aluminum Sheet Products--Casting and Rolling."

EMPLOYEES

    At December 31, 1996, the Company employed 1,997 persons, of whom 1,403 were full-time hourly employees, including 760 at Lewisport represented by the United Steel Workers of America (USW) and 188 at the Uhrichsville and Bedford, Ohio, facilities represented by the Glass, Molders, Pottery, Plastic & Allied Workers International, AFL-CIO, CLC union (GMP). Three-year collective bargaining agreements with the USW and the GMP expire in July 1998 and December 1997, respectively. The Company believes its relationships with its employees are good.

    The Company provides a gain sharing plan for its employees at Lewisport. Contributions to the plan are based upon a formula which compares actual performance results to targets agreed upon by the management and the USW.

    A profit-sharing plan is provided for all non-union employees at the Company's Uhrichsville, Bedford, Carson and Torrance plants, and Alflex provides a non-qualified defined contribution plan for eligible workers. Contributions to both plans are at the discretion of the Company's Board of Directors.

PROPERTIES

    The following table sets forth certain information with respect to the Company's principal operating properties. Substantially all of these properties collateralize borrowings under the Company's senior secured bank credit facility.

LOCATION                                                         NATURE                     SQUARE FEET   STATUS
--------------------------------------------  --------------------------------------------  -----------  ---------
Louisville, Kentucky........................  Administrative offices                            22,000   Leased
Lewisport, Kentucky.........................  Rolling mill                                   1,700,000   Owned
Uhrichsville, Ohio..........................  Rolling mill                                     220,000   Owned
Carson, California..........................  Rolling mill and tube mill                       103,000   Owned
Bedford, Ohio...............................  Coating facility and tube mill                   103,000   Leased
Torrance, California........................  Coating facility                                  60,000   Leased
Long Beach, California......................  Alflex administrative offices, manufacturing     210,000   Leased
                                              facility and distribution center

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

    The executive officers and directors of the Company are as follows:


NAME                                                       AGE                            POSITION
-----------------------------------------------------      ---      -----------------------------------------------------
Mark V. Kaminski.....................................          42   President and Chief Executive Officer and Director
Robert D. Lloyd......................................          63   Executive Vice President Alflex
Roderick Macdonald...................................          49   Executive Vice President Corporate Systems
Donald L. Marsh, Jr..................................          51   Executive Vice President, Chief Financial Officer and
                                                                    Secretary
Fred N. Mudge........................................          64   Executive Vice President Commonwealth Aluminum
John F. Barron.......................................          44   Controller and Assistant Secretary
Gregory Givan........................................          45   Vice President and Treasurer
Daniel L. Smith......................................          50   Vice President Information Technology
William G. Toler.....................................          40   Vice President Finance and Administration
Paul E. Lego.........................................          67   Chairman of the Board
Catherine G. Burke...................................          58   Director
C. Frederick Fetterolf...............................          69   Director
John E. Merow........................................          67   Director
Victor Torasso.......................................          68   Director


    Mr. Kaminski joined the Company in 1987 as Marketing Manager. In 1989 he was promoted to Vice President of Operations and in 1991 he became President and Chief Executive Officer. He is a director of the Aluminum Association, Washington, D.C. He is also a director of the Louisville YMCA.

    Mr. Lloyd joined the Company in September 1996. From 1991 to 1996 he served as President and Chief Executive Officer of Alflex and as a member of the Board of Directors of CasTech. From 1984 to 1991 he held the position of Vice President Western Operations of Triangle Wire and Cable.

    Mr. Macdonald was employed by the Company in January 1994. From 1966 until 1993, Mr. Macdonald was an Officer in the British Army (Royal Engineers). He retired from the British Army as a Brigadier General.

    Mr. Marsh joined the Company in March 1996. Prior to that time he was Senior Vice President of Castle Energy Corporation.


    Mr. Mudge was elected to his present position in September 1996. From 1995 until that time he was Secretary of Transportation for the Commonwealth of Kentucky, and for the preceding 10 years was President and Chief Executive Officer of Logan Aluminum Inc.


    Mr. Barron joined the Company in February 1997. From 1986 to 1996 he held the position of Senior Vice President and Assistant Comptroller of Bank One Kentucky, N.A.


    Mr. Givan joined the Company in July 1997. From 1987 to 1997 he was Second Vice President, Corporate Finance and most recently Director, Corporate Finance and Risk Management and Assistant Treasurer of Providian Corp., a financial services company.


    Mr. Smith joined the Company in July 1995. From 1987 until 1995, Mr. Smith headed the consulting firm, Organization Research Group, which provided organizational design and staff development services.

    Mr. Toler has been with the Company since 1980 and was elected to his present position in April 1997. His most recent previous position was Vice President Materials.

    From 1990 until his retirement in 1993, Mr. Lego was Chairman of the Board and Chief Executive Officer of Westinghouse Electric Corporation. He is a director of PNC Bank Realty Holding Company, USX Corp., Lincoln Electric Company and Consolidated Natural Gas Company. Mr. Lego is a trustee of the University of Pittsburgh and a member of the Business Council and of the Board of Overseers of the New Jersey Institute of Technology.

    Dr. Burke has been a member of the faculty of the School of Public Administration at the University of Southern California since 1973. She has been a panelist and consultant to the Office of Technology Assessment of the U.S. Congress and a member of the Los Angeles County Economy and Efficiency Commission. Dr. Burke has provided management consultations to public and private sector organizations in the United States, Canada, Australia, England and Denmark.

    Mr. Fetterolf was President and Chief Operating Officer of Aluminum Company of America (Alcoa) from 1985 to 1991, and served as President of Alcoa from 1983 to 1985. He is a director of Allegheny Teledyne Corporation, Mellon National Bank, Union Carbide Corporation, Quaker State Corporation, Praxair, Inc. and Dentsply International.

    Mr. Merow was a partner in the law firm of Sullivan & Cromwell from 1965 through 1996 and Chairman and Senior Partner during the period 1987-1994. He is a director of each of the investment companies (18) in the Seligman Group of Investment Companies. He also serves as a governor of New York Hospital, chairman of the American Australian Association, a director of the United States-New Zealand Council, a governor of the Foreign Policy Association, a trustee of the U.S. Council for International Business and a director of the Municipal Art Society of New York.

    Mr. Torasso was President of Wheeltek, Inc., an automotive aluminum wheel manufacturing plant in Freemont, Indiana, from 1986 to 1989. From 1958 until 1985, Mr. Torasso was employed by Anaconda and ARCO Aluminum during which time he was Vice President and General Manager of the Mill Products Group. Mr. Torasso supervised the design and start-up of a new $600 million single purpose aluminum rolling mill in Logan County, Kentucky, was the works manager of an aluminum smelter in Sebree, Kentucky, and was plant manager of an aluminum rolling mill in Terre Haute, Indiana.

                           OWNERSHIP OF COMMON STOCK

DIRECTORS AND EXECUTIVE OFFICERS

    The following table sets forth, as of June 30, 1997, the number of shares of Common Stock of the Company beneficially owned by each director and certain executive officers of the Company and all directors and executive officers as a group. Each person has sole investment and voting power with respect to the shares set forth below unless otherwise noted.


                                                                                              NO. OF
                                                                                              SHARES       PERCENT
NAME OF BENEFICIAL OWNER                                                                     OWNED(A)     OF CLASS
-----------------------------------------------------------------------------------------  ------------  -----------
Catherine G. Burke.......................................................................        7,000            *
C. Frederick Fetterolf...................................................................        2,000            *
Mark V. Kaminski.........................................................................      112,424          1.1%
Paul E. Lego.............................................................................        7,000            *
John E. Merow............................................................................       13,000            *
Victor Torasso...........................................................................        4,000            *
Robert D. Lloyd..........................................................................       --                *
Roderick Macdonald.......................................................................       19,322            *
Donald L. Marsh, Jr......................................................................       16,263            *
Fred N. Mudge............................................................................        1,958            *
All directors and executive officers as a group (14 persons).............................      216,244          2.1%


------------------------

*   Less than 1%

(a) Includes the following shares of Common Stock which the individual(s) had the right to acquire within 60 days of June 30, 1997 through the exercise of options: Dr. Burke--2,000 shares; Mr. Lego--5,000 shares; Mr. Merow--2,000 shares; Mr. Torasso--2,000 shares; and all directors and executive officers as a group--11,000 shares. Also includes shares held in the Company's Performance Sharing Plan for Salaried Employees for the accounts of individuals as follows: Mr. Kaminski--15,520 shares; Mr. Macdonald--459 shares; Mr. Marsh--473 shares; Mr. Mudge--59 shares; and all directors and executive officers as a group--19,309 shares.

OTHERS

    The following table sets forth information with respect to each person believed by the Company to be the beneficial owner of more than five percent of the Company's Common Stock on the dates noted.


                                                                                              NO. OF
                                                                                              SHARES       PERCENT
NAME AND ADDRESS OF BENEFICIAL OWNER                                                          OWNED       OF CLASS
-----------------------------------------------------------------------------------------  ------------  -----------
                                                                                               974,000(a)        9.5%
John R. Simplot..........................................................................
  Self Declaration of Revocable Trust
  999 Main Street
  Boise, Idaho 83702
                                                                                               860,000(b)        8.4%
Goodman & Goodman LTD....................................................................
  40 King Street West
  55th Floor
  Toronto, Ontario, Canada
                                                                                               719,700(c)        7.1%
Franklin Resources, Inc..................................................................
  777 Mariners Island Blvd.
  San Mateo, CA 94404
                                                                                               520,000(d)        5.1%
American Express Financial Services......................................................
  IDS Tower 10
  Minneapolis, MN 55440


------------------------


(a) Based solely on a Schedule 13D dated January 28, 1997 filed with the Commission by John R. Simplot, Trustee, and information furnished to the Company by J.R. Simplot Company on August 18, 1997.


(b) Based solely on a Form 13D dated April 3, 1997 filed with the Commission by Goodman & Goodman LTD.

(c) Based solely on a Schedule 13F dated March 31, 1997 filed with the Commission by Franklin Resources, Inc.

(d) Based solely on a Schedule 13F dated March 31, 1997 filed with the Commission by American Express Financial Services.

                          DESCRIPTION OF CAPITAL STOCK

    The following brief description of the Company's capital stock does not purport to be complete and is subject in all respects to applicable Delaware law and to the provisions of the Company's Certificate of Incorporation and By-Laws, copies of which have been filed with the Commission.

    The authorized capital stock of the Company consists of 50,000,000 shares of Common Stock, par value $.01 per share, and 1,000,000 shares of Preferred Stock, par value $.01 per share. As of June 30, 1997, there were 10,207,500 shares of Common Stock and no shares of Preferred Stock outstanding.

COMMON STOCK

    Holders of the Common Stock are entitled to one vote per share on all matters to be voted upon by the stockholders, including the election of directors. Holders of Common Stock do not have cumulative voting rights, and therefore holders of a majority of the shares voting for the election of directors can elect all of the directors. In such event, the holders of the remaining shares will not be able to elect any directors.

    Holders of the Common Stock are entitled to receive such dividends as may be declared from time to time by the Board of Directors out of funds legally available therefor, after payment of dividends required to be paid on outstanding Preferred Stock, if any, and subject to the terms of the agreements governing the Company's long-term debt. See "Dividend Policy." In the event of the liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of Preferred Stock then outstanding, if any.

    The Common Stock has no preemptive, conversion or redemption rights and is not subject to further calls or assessments by the Company. All of the outstanding shares of Common Stock are, and any issued upon sale of the shares offered hereby will be, validly issued, fully paid and nonassessable.

PREFERRED STOCK

    The Certificate of Incorporation authorizes the issuance of 1,000,000 shares of Preferred Stock. The Board of Directors of the Company may authorize the issuance of one or more series of Preferred Stock having such rights, including voting, conversion and redemption rights, and such preferences, including dividend and liquidation preferences, as the Board may determine, without further action by the stockholders of the Company.

    The issuance of Preferred Stock by the Board of Directors could adversely affect the rights of holders of Common Stock. For example, the issuance of Preferred Stock could result in a series of securities outstanding that would have preferences over the Common Stock with respect to dividends and in liquidation and that could, upon conversion or otherwise, enjoy all of the rights appurtenant to the Common Stock.

STAGGERED BOARD

    Pursuant to the Certificate of Incorporation, the Company's Board of Directors is divided into three classes of directors serving staggered three-year terms.

CERTAIN CHARTER AND BY-LAW PROVISIONS

    The Certificate of Incorporation and the By-Laws contain provisions that could make more difficult the acquisition of the Company by means of a tender offer, a proxy contest or otherwise.

    ADVANCE NOTICE PROVISIONS FOR STOCKHOLDER NOMINATIONS AND STOCKHOLDER PROPOSALS. At any annual or special meeting of stockholders, proposals by stockholders and persons nominated for election as directors by stockholders will be considered only if advance notice thereof has been timely given as provided in the By-Laws of the Company. Such notice must be delivered to the Secretary of the Company at its principal executive office not less than 60 nor more than 90 days prior to the date of the meeting, provided that if the date of the meeting is first publicly announced or disclosed less than 70 days prior to the date of the meeting, the notice must be given not more than 10 days after the date is so announced or disclosed. In addition, any stockholder who gives notice of any such proposal or who desires to nominate a director for election must deliver with the notice certain specified information. The person presiding at the meeting shall determine whether the required notice has been given and shall direct that proposals and nominees not be considered if such notice has not been given.

    DIRECTOR'S LIABILITY. The Certificate of Incorporation provides that to the fullest extent permitted by the Delaware General Corporation Law ("Delaware Law"), a director of the Company shall not be liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director. Under current Delaware Law, liability of a director may not be limited (i) for any breach of the director's duty of loyalty to the Company or its stockholders,
(ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) in respect of certain unlawful dividend payments or stock redemptions or repurchases and (iv) for any transaction from which the director derives an improper personal benefit. The effect of this provision of the Company's Certificate of Incorporation is to eliminate the rights of the Company and its stockholders (through stockholders' derivative suits on behalf of the Company) to recover monetary damages against a director for breach of the fiduciary duty of care as a director (including breaches resulting from negligent or grossly negligent behavior) except in the situations described in clauses (i) through (iv) above. This provision does not limit or eliminate the rights of the Company or any stockholder to seek non-monetary relief such as an injunction or recission in the event of a breach of a director's duty of care. In addition, the Company's By-Laws provide that the Company shall indemnify its directors and officers to the fullest extent permitted by Delaware law.

    SECTION 203 OF DELAWARE LAW. The Company is a Delaware corporation and is subject to Section 203 of Delaware Law. In general, Section 203 prevents an "interested stockholder" (defined as a person who, together with affiliates and associates, beneficially owns (or within three years, did beneficially own) 15% or more of a corporation's outstanding voting stock) from engaging in a "business combination" (as defined) with a Delaware corporation for three years following the date such person became an interested stockholder unless (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination; (ii) upon consummation of the transaction that resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding shares owned by persons who are both officers and directors of the corporation, and shares held by certain employee stock ownership plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer); or (iii) following the transaction in which such person became an interested stockholder, the business combination is approved by the board of directors of the corporation and authorized at a meeting of stockholders by the affirmative vote of the holders of at least two-thirds of the outstanding voting stock of the corporation not owned by the "interested stockholder." A "business combination" generally includes mergers, stock or asset sales and other transactions resulting in a financial benefit to the "interested stockholders."

    STOCKHOLDERS PROTECTION RIGHTS AGREEMENT. The Company has adopted a Stockholders Protection Rights Agreement, dated as of March 6, 1996 (the "Rights Plan"). Under the Rights Plan, each share of Common Stock issued pursuant to the Offering will have attached to it a right (a "Right") to purchase 1/100th of a share of Participating Preferred Stock, par value $.01 per share, for $65 (the "Exercise Price"), subject to adjustment, upon the business day following the earlier of (i) the first date (the "Flip-in Date") of public announcement by the Company that a person has become the beneficial owner of 15% or more of the outstanding shares of Common Stock (an "Acquiring Person") and (ii) the 10th business day after commencement of a tender offer which, if consummated, would result in a person becoming an Acquiring Person. The Rights will expire on the earliest of (i) the Exchange Time (as defined below), (ii) March 16, 2006, (iii) the date on which the Rights are redeemed as described below and (iv) the merger of the Company into another corporation pursuant to an agreement entered into at a time when there is no

Acquiring Person. The Board of Directors may, at its option, at any time prior to the Flip-in Date, redeem all the Rights at a price of $.01 per Right. If a Flip-in Date occurs, each Right (other than Rights beneficially owned by the Acquiring Person or its affiliates, associates or transferees, which Rights will become void), to the extent permitted by applicable law, will constitute the right to purchase shares of Participating Preferred Stock having an aggregate market price equal to twice the Exercise Price for an amount in cash equal to the then-current Exercise Price. In addition, the Board of Directors may, at its option, at any time after a Flip-in Date and prior to the time that an Acquiring Person becomes the beneficial owner of more than 50% of the outstanding shares of Common Stock, elect to exchange the Rights (other than Rights beneficially owned by the Acquiring Person or its affiliates, associates or transferees) for shares of Common Stock or Participating Preferred Stock at an exchange ratio of one share of Common Stock or 1/100th of a share of Participating Preferred Stock per Right (the "Exchange Ratio"). Immediately upon such action by the Board of Directors (the "Exchange Time"), the right to exercise the Rights will terminate and each Right will thereafter represent only the right to receive a number of shares of Common Stock or Participating Preferred Stock pursuant to the Exchange Ratio. The Company may not agree to be acquired by an Acquiring Person without providing that each Right, upon such acquisition, will constitute the right to purchase common stock of the Acquiring Person having an aggregate market price equal to twice the Exercise Price for an amount in cash equal to the then-current Exercise Price. The Rights will not prevent a takeover of the Company. The Rights, however, may have certain anti-takeover effects. The Rights may cause substantial dilution to an Acquiring Person unless the Rights are first redeemed by the Board of Directors.

                                  UNDERWRITERS

    Under the terms and subject to the conditions contained in an Underwriting Agreement dated the date hereof (the "Underwriting Agreement"), the Underwriters named below, for whom Morgan Stanley & Co. Incorporated and Merrill Lynch, Pierce, Fenner & Smith Incorporated are acting as Representatives, have severally agreed to purchase, and the Company has agreed to sell to them, the respective number of shares of Common Stock set forth opposite the names of such Underwriters below:

NAME                                                                         NUMBER OF SHARES
---------------------------------------------------------------------------  -----------------
Morgan Stanley & Co. Incorporated..........................................
Merrill Lynch, Pierce, Fenner & Smith
          Incorporated.....................................................

                                                                             -----------------
    Total..................................................................       5,000,000
                                                                             -----------------
                                                                             -----------------

    The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the shares of Common Stock offered hereby are subject to the approval of certain legal matters by their counsel and to certain other conditions. The Underwriters are obligated to take and pay for all of the shares of Common Stock offered hereby (other than those covered by the Underwriters' over-allotment option described below) if any such shares are taken.

    The Underwriters initially propose to offer part of the shares of Common Stock directly to the public at the public offering price set forth on the cover page hereof and part to certain dealers at a price that represents a concession
not in excess of $         a share under the public offering price. Any
Underwriter may allow, and such dealers may reallow, a concession not in excess
of $         a share to other Underwriters or to certain other dealers. After the initial offering of the shares of Common Stock, the offering price and other selling terms may from time to time be varied by the Representatives.

    The Company has granted the Underwriters an option, exercisable for 30 days from the date of this Prospectus, to purchase up to 750,000 additional shares of Common Stock at the public offering price set forth on the cover page hereof, less underwriting discounts and commissions. The Underwriters may exercise such option solely for the purpose of covering over-allotments, if any, made in connection with the Offering. To the extent such option is exercised, each Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares of Common Stock as the number set forth next to such Underwriter's name in the preceding table bears to the total number of shares of Common Stock offered set forth next to the names of all of the Underwriters in the preceding table.

    In order to facilitate the offering of the Common Stock, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Common Stock. Specifically, the Underwriters may over-allot in connection with the offering, creating a short position in the Common Stock for their own account. In addition, to cover over-allotments or to stabilize the price of the Common Stock, the Underwriters may bid for, and purchase, shares of Common Stock in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an Underwriter or a dealer for distributing shares of Common Stock in the Offering, if the syndicate repurchases previously distributed Common Stock in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the Common Stock above independent market levels. The Underwriters are not required to engage in these activities, and may end any of these activities at any time.

    The Underwriters and dealers may engage in passive market making transactions in the Common Stock in accordance with Rule 103 of Regulation M promulgated by the Commission. In general, a passive market maker may not bid for, or purchase, the Common Stock at a price that exceeds the highest independent bid. In addition, the net daily purchases made by any passive market maker generally may not exceed 30% of its average daily trading volume in the Common Stock during a specified two month prior period, or 200 shares, whichever is greater. Passive market making transactions must be displayed on the Nasdaq electronic inter-dealer reporting system. Passive market making may stabilize or maintain the market price of the Common Stock above independent market levels. Underwriters and dealers are not required to engage in passive market making and may end passive market making activities at any time.



    The Company, its directors and its executive officers have agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the Underwriters, during the period ending 90 days after the date of this Prospectus, it or they will not (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for shares of Common Stock, or
(ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the shares of Common Stock, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of shares of Common Stock or other such securities, in cash or otherwise, other than (i) the sale to the Underwriters of any shares of Common Stock pursuant to the Underwriting Agreement, (ii) the issuance by the Company of options under its existing benefit plans, or (iii) the issuance by the Company of shares of Common Stock upon the exercise of an option or warrant or the conversion of a security outstanding on the date of the Underwriting Agreement.


    The Company has agreed to indemnify the Underwriters, and the Underwriters have agreed to indemnify the Company, against certain liabilities, including liabilities under the Securities Act.

    Certain Underwriters from time to time perform various investment banking services for the Company, for which such Underwriters receive compensation.

                               VALIDITY OF SHARES

    The validity of the shares of Common Stock offered hereby will be passed upon for the Company by Sullivan & Cromwell. Certain legal matters will be passed upon for the Underwriters by Davis Polk & Wardwell.

                                    EXPERTS

    The consolidated balance sheets of Commonwealth Aluminum Corporation and its subsidiaries as of December 31, 1995 and 1996 and the consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1996, included in this Prospectus and in the Registration Statement, have been included in reliance on the report of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing.

    The consolidated financial statements of CasTech and its subsidiaries as of March 31, 1996 and 1995, and for each of the three years in the period ended March 31, 1996 that are incorporated in this Prospectus and the Registration Statement by reference have been audited by Ernst & Young LLP, independent accountants, as set forth in their report incorporated by reference in this Prospectus and in the Registration Statement, and are so incorporated in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                         INDEX TO FINANCIAL STATEMENTS

                                                                                                               PAGE
                                                                                                             ---------
Report of Independent Accountants..........................................................................        F-2
Audited Consolidated Financial Statements:
  Balance Sheet as of December 31, 1995 and 1996...........................................................        F-3
  Statement of Operations for the three years ended December 31, 1996......................................        F-4
  Statement of Changes in Stockholders' Equity for the three years ended December 31, 1996.................        F-5
  Statement of Cash Flows for the three years ended December 31, 1996......................................        F-6
  Notes to Consolidated Financial Statements...............................................................        F-7

Unaudited Condensed Consolidated Financial Statements:
  Balance Sheet as of June 30, 1997 and December 31, 1996..................................................       F-21
  Statement of Operations for the six-month periods ended June 30, 1997 and 1996...........................       F-22
  Statement of Cash Flows for the six-month periods ended June 30, 1997 and 1996...........................       F-23
  Notes to Unaudited Condensed Consolidated Financial Statements...........................................       F-24

                       COMMONWEALTH ALUMINUM CORPORATION
                       REPORT OF INDEPENDENT ACCOUNTANTS

Board of Directors and Stockholders

Commonwealth Aluminum Corporation

    We have audited the accompanying consolidated balance sheet of Commonwealth Aluminum Corporation and Subsidiaries as of December 31, 1995 and 1996 and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted accounting standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentations. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Commonwealth Aluminum Corporation and Subsidiaries at December 31, 1995 and 1996, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.

                                          COOPERS & LYBRAND L.L.P.

Louisville, Kentucky
February 11, 1997

                       COMMONWEALTH ALUMINUM CORPORATION

                           CONSOLIDATED BALANCE SHEET

                        (IN THOUSANDS EXCEPT SHARE DATA)

                                                                                                 DECEMBER 31,
                                                                                            ----------------------
                                                                                               1995        1996
                                                                                            ----------  ----------
ASSETS
Current assets:
  Cash and cash equivalents...............................................................  $    2,665  $    1,944
  Accounts receivable, net................................................................      92,355     146,091
  Inventories.............................................................................     125,683     173,911
  Prepayments and other current assets....................................................       6,472      10,056
                                                                                            ----------  ----------
      Total current assets................................................................     227,175     332,002
Property, plant and equipment, net........................................................     189,562     274,095
Goodwill, net.............................................................................          --     175,146
Other noncurrent assets...................................................................       3,947      13,339
                                                                                            ----------  ----------
      Total assets........................................................................  $  420,684  $  794,582
                                                                                            ----------  ----------
                                                                                            ----------  ----------
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Short-term borrowings...................................................................  $    4,000  $       --
  Current portion of long-term debt.......................................................      10,504       6,250
  Accounts payable........................................................................      44,284      82,340
  Accrued liabilities.....................................................................      14,655      34,195
  Other current liabilities...............................................................         440       2,156
                                                                                            ----------  ----------
      Total current liabilities...........................................................      73,883     124,941
Long-term debt............................................................................      33,871     336,000
Other long-term liabilities...............................................................       3,492      14,584
Accrued pension benefits..................................................................      18,480      10,610
Accrued postretirement benefits...........................................................      77,895      81,224
                                                                                            ----------  ----------
      Total liabilities...................................................................     207,621     567,359
                                                                                            ----------  ----------
Commitments and contingencies                                                                       --          --
Stockholders' equity:
  Common stock, $0.01 par value, 50,000,000 shares authorized, 10,190,000 and 10,197,500
    shares outstanding at December 31, 1995 and 1996, respectively........................         102         102
  Additional paid-in capital..............................................................     301,114     301,289
  Accumulated deficit.....................................................................     (83,549)    (72,188)
  Unearned compensation...................................................................      (2,335)     (1,980)
  Minimum pension adjustment..............................................................      (2,269)         --
                                                                                            ----------  ----------
      Total stockholders' equity..........................................................     213,063     227,223
                                                                                            ----------  ----------
      Total liabilities and stockholders' equity..........................................  $  420,684  $  794,582
                                                                                            ----------  ----------
                                                                                            ----------  ----------

   The accompanying notes are an integral part of the consolidated financial statements.

                       COMMONWEALTH ALUMINUM CORPORATION

                      CONSOLIDATED STATEMENT OF OPERATIONS

                    (IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

                                                                                    YEAR ENDED DECEMBER 31,
                                                                               ----------------------------------
                                                                                  1994        1995        1996
                                                                               ----------  ----------  ----------
Net sales....................................................................  $  496,529  $  671,501  $  739,218
Cost of goods sold...........................................................     455,123     606,751     689,906
                                                                               ----------  ----------  ----------
    Gross profit.............................................................      41,406      64,750      49,312
Selling, general and administrative expenses.................................      21,144      22,510      30,050
                                                                               ----------  ----------  ----------
    Operating income.........................................................      20,262      42,240      19,262
Halco income.................................................................       2,635       1,636          --
Other income (expense), net..................................................         (44)      2,670          76
Interest expense, net........................................................         (62)     (3,473)     (9,875)
                                                                               ----------  ----------  ----------
    Income before income taxes and extraordinary loss........................      22,791      43,073       9,463
Provision (benefit) for income taxes.........................................         700       9,286      (5,293)
                                                                               ----------  ----------  ----------
    Income before extraordinary loss.........................................      22,091      33,787      14,756
Extraordinary loss on early extinguishment of debt, net of income tax benefit
  of $0.1 million............................................................          --          --      (1,355)
                                                                               ----------  ----------  ----------
    Net income...............................................................  $   22,091  $   33,787  $   13,401
                                                                               ----------  ----------  ----------
                                                                               ----------  ----------  ----------
Per share data:
    Income before extraordinary loss.........................................              $     3.32  $     1.44
    Extraordinary loss.......................................................                      --       (0.13)
                                                                                           ----------  ----------
    Net income...............................................................              $     3.32  $     1.31
                                                                                           ----------  ----------
                                                                                           ----------  ----------
Weighted average shares outstanding..........................................                  10,191      10,197
                                                                                           ----------  ----------
                                                                                           ----------  ----------

   The accompanying notes are an integral part of the consolidated financial statements.

                       COMMONWEALTH ALUMINUM CORPORATION

           CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

                 (IN THOUSANDS EXCEPT SHARE AND PER SHARE DATA)

                                                          ADDITIONAL                                 MINIMUM       TOTAL
                                                           PAID-IN    ACCUMULATED     UNEARNED       PENSION    STOCKHOLDERS'
                                         COMMON STOCK      CAPITAL      DEFICIT     COMPENSATION   ADJUSTMENT      EQUITY
                                       -----------------  ----------  ------------  -------------  -----------  ------------
Balance December 31, 1993............      $      --      $  233,498   $ (137,899)    $      --     $  (1,775)   $   93,824
Minimum pension adjustment...........             --              --           --            --         1,775         1,775
Capital contribution.................             --         125,000           --            --            --       125,000
Net income...........................             --              --       22,091            --            --        22,091
                                               -----      ----------  ------------  -------------  -----------  ------------
Balance December 31, 1994............             --         358,498     (115,808)           --            --       242,690
Minimum pension adjustment...........             --              --           --            --        (2,269)       (2,269)
Capital transactions associated with
  initial public offering............            100         (60,116)          --            --            --       (60,016)
Issuance of 202,500 shares of
  restricted stock...................              2           2,895           --        (2,897)           --            --
Forfeiture of 12,500 shares of
  restricted stock...................             --            (163)          --           163            --            --
Compensation expense.................             --              --           --           399            --           399
Cash dividends, $0.15 per share......             --              --       (1,528)           --            --        (1,528)
Net income...........................             --              --       33,787            --            --        33,787
                                               -----      ----------  ------------  -------------  -----------  ------------
Balance December 31, 1995............            102         301,114      (83,549)       (2,335)       (2,269)      213,063
Issuance of 25,000 shares of
  restricted stock...................             --             420           --          (420)           --            --
Forfeiture of 17,500 shares of
  restricted stock...................             --            (245)          --           245            --            --
Compensation expense.................             --              --           --           530            --           530
Cash dividends, $0.20 per share......             --              --       (2,040)           --            --        (2,040)
Minimum pension adjustment...........             --              --           --            --         2,269         2,269
Net income...........................             --              --       13,401            --            --        13,401
                                               -----      ----------  ------------  -------------  -----------  ------------
Balance December 31, 1996............      $     102      $  301,289   $  (72,188)    $  (1,980)    $      --    $  227,223
                                               -----      ----------  ------------  -------------  -----------  ------------
                                               -----      ----------  ------------  -------------  -----------  ------------

   The accompanying notes are an integral part of the consolidated financial statements.

                       COMMONWEALTH ALUMINUM CORPORATION
                      CONSOLIDATED STATEMENT OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                                      YEAR ENDED DECEMBER 31,
                                                                                  --------------------------------
                                                                                    1994       1995        1996
                                                                                  ---------  ---------  ----------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income......................................................................  $  22,091  $  33,787  $   13,401
Adjustments to reconcile net income to net cash
  provided by operations:
  Depreciation and amortization.................................................     17,397     18,600      22,452
  Extraordinary loss............................................................         --         --       1,505
  Changes in assets and liabilities:
    Decrease (increase) in accounts receivable, net.............................    (38,574)     6,608      12,636
    (Increase) in inventories...................................................    (21,734)   (22,880)     (1,563)
    (Decrease) increase in prepayments and other current assets.................        247     (1,816)      7,819
    (Increase) decrease in other assets.........................................      1,700     (3,642)     (1,425)
    (Decrease) increase in accounts payable.....................................     24,112    (13,075)     (3,248)
    (Decrease) increase in accrued liabilities..................................      3,992       (251)     (1,972)
    (Decrease) increase in other liabilities....................................      1,288      2,836      (7,570)
                                                                                  ---------  ---------  ----------
    Net cash provided by operating activities...................................     10,519     20,167      42,035
                                                                                  ---------  ---------  ----------
CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of business (net of cash of $1,505).................................         --         --    (280,921)
Debt issuance costs.............................................................         --         --      (9,921)
Additions to property, plant and equipment......................................    (19,662)   (15,153)    (14,841)
Disposals of property, plant and equipment......................................      1,409        304         314
                                                                                  ---------  ---------  ----------
    Net cash used in investing activities.......................................    (18,253)   (14,849)   (305,369)
                                                                                  ---------  ---------  ----------
CASH FLOWS FROM FINANCING ACTIVITIES:
Dividends paid on common stock..................................................         --     (1,528)     (2,040)
Proceeds from short-term borrowings.............................................         --     25,000      21,000
Repayments of short-term borrowings.............................................         --    (21,000)    (25,000)
Proceeds from long-term debt....................................................         --     50,000     343,500
Repayments of long-term debt....................................................         --     (5,625)    (74,847)
Payment to prior sole shareholder...............................................         --    (50,000)         --
Miscellaneous receipts from prior sole shareholder..............................         --        500          --
                                                                                  ---------  ---------  ----------
    Net cash provided by (used in) financing activities.........................         --     (2,653)    262,613
                                                                                  ---------  ---------  ----------
(Decrease) increase in cash and cash equivalents................................     (7,734)     2,665        (721)
Cash and cash equivalents, beginning of year....................................      7,734         --       2,665
                                                                                  ---------  ---------  ----------
Cash and cash equivalents, end of year..........................................  $      --  $   2,665  $    1,944
                                                                                  ---------  ---------  ----------
                                                                                  ---------  ---------  ----------
Supplemental disclosures:
    Interest paid...............................................................  $      61  $   3,532  $    3,571
    Income taxes paid...........................................................        334      9,955       1,558

   The accompanying notes are an integral part of the consolidated financial statements.

                       COMMONWEALTH ALUMINUM CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    Commonwealth Aluminum Corporation (the "Company") operates principally in the United States in one business segment. The Company manufactures aluminum sheet and flexible electrical conduit and cable products made principally from recycled aluminum scrap and primary aluminum. As further discussed in Note 2, on September 20, 1996 the Company purchased all of the outstanding stock of CasTech Aluminum Group Inc. ("CasTech"), a leading manufacturer of continuous-cast aluminum sheet and electrical flexible conduit and cable.

    The Company's prior sole shareholder completed on March 17, 1995, an initial public offering of 8,750,000 shares of common stock at an initial offering price of $14.00 per share and sold its remaining 1,250,000 shares later in 1995 on the open market. The Company received no proceeds from these transactions.

PRINCIPLES OF CONSOLIDATION

    The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany transactions have been eliminated.

USE OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

    Cash and cash equivalents include demand deposits with banks and highly liquid investments with original maturities of three months or less. The carrying amount of cash and cash equivalents approximates fair value.

CONCENTRATIONS OF CREDIT RISK

    Futures contracts, options, cash investments and accounts receivable potentially subject the Company to concentrations of credit risk. The Company places its cash investments with high credit quality institutions. At times, such cash investments may be in excess of the Federal Deposit Insurance Corporation insurance limits. Credit risk with respect to accounts receivable exists related to concentrations of sales to aluminum distributors, who in turn resell the Company's aluminum products to end-use markets, including the consumer durables, building and construction and transportation markets. Concentration of credit risk with respect to accounts receivable from the sale of electrical products is limited due to the large customer base, and its dispersion across many different geographical areas. During 1994, 1995 and 1996, sales to one major customer amounted to 12.6%, 12.5% and 11.0%, respectively, of the Company's revenues. The Company performs ongoing credit evaluations of its customers' financial condition but does not require collateral to support customer receivables.

                       COMMONWEALTH ALUMINUM CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

1. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
ACCOUNTS RECEIVABLE

    The accounts receivable are net of an allowance for uncollectible accounts of $0.8 million and $1.8 million at December 31, 1995 and 1996.

INVENTORIES

    Inventories are stated at the lower of cost or market. The methods of accounting for inventories are described in Note 3.

LONG-LIVED ASSETS

    Property, plant and equipment are carried at cost and are being depreciated on a straight-line basis over the estimated useful lives of the assets which generally range from 15 to 33 years for buildings and improvements and from 5 to 20 years for machinery and equipment. Repair and maintenance costs are charged against income while renewals and betterments are capitalized. Retirements, sales and disposals of assets are recorded by removing the cost and accumulated depreciation from the accounts with any resulting gain or loss reflected in income.

    Goodwill represents the excess of cost over the fair value of net assets acquired and is amortized on a straight-line basis over forty years. Accumulated amortization was $1.2 million at December 31, 1996.

    In the event that facts and circumstances indicate that the carrying amount of an asset or group of assets may be impaired, an evaluation of recoverability would be performed. If an evaluation is required, the estimated future undiscounted cash flows associated with the asset would be compared to the asset's carrying amount to determine if a write-down to market value or discounted cash flow value is required.

FINANCIAL INSTRUMENTS

    The Company enters into futures contracts and options to manage price exposure from committed and certain anticipated sales. Gains, losses and premiums on these instruments which effectively hedge exposures are deferred and included in income or expense as a component of the underlying sales transaction.

    The Company also uses futures contracts to manage risks associated with its natural gas requirements and interest rate swaps to manage interest rate risk.

INCOME TAXES

    The Company accounts for income taxes using the liability method, whereby deferred income taxes reflect the tax effect of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. In valuing deferred tax assets, the Company uses judgment in determining if it is more likely than not that some portion or all of a deferred tax asset will not be realized and the amount of the required valuation allowance.

REVENUE RECOGNITION

    The Company recognizes revenue upon passage of title to the customer, which in most cases coincides with shipment.

                       COMMONWEALTH ALUMINUM CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

1. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
NET INCOME PER COMMON SHARE

    Net income per common share is determined based on net income and the weighted average number of common and common equivalent shares (stock options) outstanding during the period. Primary and fully diluted net income per share are the same. Weighted average shares outstanding were 10,191,000 and 10,197,000 for the years ended December 31, 1995 and 1996. Net income per common share for 1994 has not been presented due to the significant change in the number of shares outstanding after the initial public offering.

STOCK-BASED COMPENSATION

    During October 1995, the Financial Accounting Standards Board issued SFAS No. 123, "Accounting for Stock-Based Compensation." The Company adopted this standard during 1996, electing to continue accounting for its employee stock options under the provisions of APB Opinion 25, "Accounting for Stock Issued to Employees", accompanied by a disclosure, if considered material, of the pro-forma effects on net income per share had the expense provisions of the new accounting principle been applied.

SELF INSURANCE

    The Company is substantially self-insured for losses related to workers' compensation and health claims. Losses are accrued based upon the Company's estimates of the aggregate liability for claims incurred based on Company experience and certain actuarial assumptions followed in the insurance industry.

ENVIRONMENTAL COMPLIANCE AND REMEDIATION

    Environmental expenditures relating to current operations are expensed or capitalized as appropriate. Expenditures relating to existing conditions caused by past operations, which do not contribute to current or future revenues, are expensed. Costs to prepare environmental site evaluations and feasibility studies are accrued when the Company commits to perform them. Liabilities for remediation costs and post-remediation monitoring are recorded when they are probable and reasonably estimable, generally the earlier of completion of feasibility studies or the Company's commitment to a plan of action. The assessment of this liability is calculated based on existing technology, considers funds available in the settlement trust discussed in Note 10, does not reflect any offset for possible recoveries from insurance companies and is not discounted.

2. ACQUISITION

    On September 20, 1996, the Company acquired all of the outstanding stock of CasTech for a purchase price of approximately $283 million, including transaction expenses. The cost of the acquisition was financed with the proceeds of a new credit agreement and the sale of $125 million of 10.75% senior subordinated notes due 2006. The Company assumed liabilities of $107 million and received identifiable tangible assets of $214 million in the transaction. The excess of the purchase price over the acquired net assets of $176 million has been recorded as goodwill and is being amortized over 40 years. The acquisition has been recorded under the purchase method of accounting, with the operating results of CasTech included in the Company's consolidated financial statements since the date of the acquisition.

                       COMMONWEALTH ALUMINUM CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

2. ACQUISITION (CONTINUED)
    Included in the liabilities assumed in the transaction described above were environmental remediation liabilities of $14.2 million and severance costs of $11.7 million. The severance liabilities are related to the involuntary termination of certain employees of CasTech's corporate office located in Akron, Ohio which will be closed in March 1997. As of December 31, 1996, $5.1 million of the severance liabilities had been paid.

    The following unaudited pro forma results of operations assume the acquisition occurred as of January 1, 1995 (in thousands except per share amounts):

                                                                                          YEAR ENDED DECEMBER 31
                                                                                        --------------------------
                                                                                            1995          1996
                                                                                        ------------  ------------
Net sales.............................................................................  $  1,071,950  $  1,033,598
Net income............................................................................        34,635           249
Net income per share..................................................................          3.40          0.02

    The pro forma financial information is not necessarily indicative of the operating results that would have occurred had the acquisition been consummated as of January 1, 1995, nor are they necessarily indicative of future operating results.

3. INVENTORIES

    The Company uses the first-in, first-out (FIFO) and the last-in, first-out
(LIFO) methods for valuing its inventories. Inventories at December 31 consist of the following (in thousands):

                                                                                               1995        1996
                                                                                            ----------  ----------
Raw materials.............................................................................  $   26,441  $   32,124
Work in process...........................................................................      55,585      79,539
Finished goods............................................................................      32,676      46,959
Expendable parts and supplies.............................................................      10,981      15,338
                                                                                            ----------  ----------
                                                                                               125,683     173,960
LIFO reserve..............................................................................          --         (49)
                                                                                            ----------  ----------
                                                                                            $  125,683  $  173,911
                                                                                            ----------  ----------
                                                                                            ----------  ----------

    Inventories of approximately $38 million, included in the above totals at December 31, 1996, are accounted for under the LIFO method of accounting.

                       COMMONWEALTH ALUMINUM CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

4. PROPERTY, PLANT AND EQUIPMENT

    Property, plant and equipment and the related accumulated depreciation at December 31 consist of the following (in thousands):

                                                                                               1995        1996
                                                                                            ----------  ----------
Land and improvements.....................................................................  $   11,634  $   17,300
Buildings and improvements................................................................      41,823      63,125
Machinery and equipment...................................................................     261,252     398,789
Construction in progress..................................................................      11,981      16,219
                                                                                            ----------  ----------
                                                                                               326,690     495,433
Less accumulated depreciation.............................................................     137,128     221,338
                                                                                            ----------  ----------
  Net property, plant and equipment.......................................................  $  189,562  $  274,095
                                                                                            ----------  ----------
                                                                                            ----------  ----------

    Depreciation expense was $17.4 million, $17.9 million and $20.0 million for the years ended 1994, 1995 and 1996, respectively.

5. FINANCIAL INSTRUMENTS

    Market and credit risk is managed by the Company through an active risk management program. This program focuses on inventory, purchase commitments and committed and anticipated sales. The Company utilizes futures contracts and options to protect against exposures to price risk in the aluminum market. The Company is exposed to losses in the event of non-performance by the counterparties to these agreements; however, the Company does not anticipate non-performance by the counterparties. Prior to conducting business with a potential customer, credit checks are performed on the customer to determine creditworthiness and assess credit risk. In addition, an indirect credit exposure review is performed on all customers. Trading partners (brokers) are evaluated for creditworthiness and risk assessment prior to initiating trading activities with the brokers, however, the Company does not require collateral to support broker transactions. All brokers trading on the London Metal Exchange with U.S. clients are regulated by the Commodities Trading and Futures Commission, which requires the brokers to be fully insured against unrealized losses owed to clients. At December 31, 1996, credit lines totaling $53 million were available at various brokerages used by the Company.

    Gains, losses and premiums on futures contracts and options which effectively hedge exposures are deferred and included in income as a component of the underlying sales transaction. The Company had deferred realized gains of $0.2 million and $0.4 million as of December 31, 1995 and 1996, respectively on closed futures contracts and options which are recorded as a reduction of the carrying value of inventory.

    At December 31, 1996, the Company held purchase and sales commitments through 1997 totaling $52 million and $217 million, respectively. At December 31, 1995 and 1996, the Company's position with respect to aluminum futures contracts and options was as follows (in millions):

                                                                                                 MARKET      UNREALIZED
                                                                                                  VALUE         GAIN
                                                                                               -----------  -------------
December 31, 1995............................................................................   $    69.5     $     0.4
December 31, 1996............................................................................        57.9           2.2

    Unrealized gains and losses are recorded in the consolidated balance sheets as due from or to broker and deferred gain or loss. The unrealized gain of $2.2 million at December 31, 1996 consists of unrealized

                       COMMONWEALTH ALUMINUM CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

5. FINANCIAL INSTRUMENTS (CONTINUED)
gains due from broker of $4.5 million and unrealized losses due to broker of $2.3 million. Futures contracts and options are valued at the closing price on the last business day of the year.

6. FINANCING ARRANGEMENTS

    Debt financing of the Company as of December 31 consisted of the following (in thousands):

                                                                                               1995        1996
                                                                                             ---------  ----------
Senior subordinated notes..................................................................  $      --  $  125,000
Term loan payable..........................................................................     44,375      98,750
Revolving credit facility..................................................................      4,000     118,500
                                                                                             ---------  ----------
                                                                                                48,375     342,250
Less current maturities....................................................................     14,504       6,250
                                                                                             ---------  ----------
                                                                                             $  33,871  $  336,000
                                                                                             ---------  ----------
                                                                                             ---------  ----------

    In connection with the acquisition of CasTech, the Company refinanced its outstanding borrowings of $33 million and entered into a new credit agreement with a syndicate of banks led by National Westminster Bank. The new agreement includes a $100 million term loan and a $225 million revolving credit facility. In addition, the Company issued $125 million of 10.75% senior subordinated notes due 2006. In connection with the refinancing, the Company incurred an extraordinary loss on early extinguishment of debt of $1.5 million (or $1.4 million after tax).

    The credit agreement is collateralized by a pledge of all of the outstanding stock of the Company's subsidiaries and substantially all of the Company's assets.

    The term loan is repayable over five years in quarterly installments. The Company is required to make prepayments in the event of certain transactions as defined in the agreement.

    The Company's ability to borrow under the revolving credit facility is based on percentages of its eligible accounts receivable and eligible inventory. Up to $30 million of the revolving credit facility is available for standby and commercial letters of credit. The revolving credit facility commitment terminates on September 1, 2001.

    Borrowings under the new credit agreement bear interest at a variable base rate per annum plus up to an additional 2.25% depending on the results of a quarterly financial test as defined in the agreement. In addition, the Company must pay to the lenders under the credit agreement, a quarterly commitment fee ranging from 0.175% to 0.50% on the unused portion of the revolving credit facility. The interest rate on the term loan was 6.88% at December 31, 1996. The blended interest rate on outstanding borrowings under the revolving credit facility was approximately 6.95% at December 31, 1996.

    The Company uses interest rate swaps to effectively convert a portion of its variable rate debt to fixed rates. At December 31, 1996, the Company had swap agreements in place covering approximately $100 million of its variable rate debt. The fixed rates range from 5.8% to 7.0%. The counterparties to interest rate contracts are major commercial banks and management believes that losses related to credit risk are remote.

                       COMMONWEALTH ALUMINUM CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

6. FINANCING ARRANGEMENTS (CONTINUED)
    The Company must pay a commission of up to 2.25% per annum on the carrying amount of each outstanding letter of credit. At December 31, 1996, no letters of credit were outstanding under the revolving credit facility.

    The credit agreement includes covenants which, among others, relate to leverage, earnings, interest coverage and payment of dividends.

    At December 31, 1996, the interest rates on all amounts outstanding under the term loan and revolving credit facility are scheduled to adjust in three months or less. Accordingly, the carrying value of the term loan and revolving credit facility approximates fair value at December 31, 1996. Based on estimated market values at December 31, 1996, the fair value of the senior subordinated notes was approximately $129 million.

    Future aggregate maturities of long-term debt at December 31, 1996 are as follows (in thousands):

1997..............................................................................  $   6,250
1998..............................................................................     12,500
1999..............................................................................     22,500
2000..............................................................................     31,250
2001..............................................................................    144,750
Thereafter........................................................................    125,000
                                                                                    ---------
  Total...........................................................................  $ 342,250
                                                                                    ---------
                                                                                    ---------

7. PENSION PLANS

    The Company has two defined benefit pension plans covering certain salaried and hourly employees. The plan benefits are based primarily on years of service and employees' compensation during the last five years of employment for salaried employees and stated amounts based on job grade and years of service prior to retirement for the hourly employees. The plans' assets consist primarily of equity securities, guaranteed investment contracts and fixed income pooled accounts.

                       COMMONWEALTH ALUMINUM CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

7. PENSION PLANS (CONTINUED)
    The funded status of the plans as of December 31 is as follows (in thousands):

                                                                                               1995        1996
                                                                                            ----------  ----------
Actuarial present value of benefit obligations:
      Vested benefit obligation...........................................................  $   66,453  $   64,276
      Nonvested benefit obligation........................................................       1,195       4,471
                                                                                            ----------  ----------
      Accumulated benefit obligation......................................................  $   67,648  $   68,747
                                                                                            ----------  ----------
                                                                                            ----------  ----------
Projected benefit obligation..............................................................  $   75,578  $   76,727
Plan assets at fair value.................................................................      51,834      64,083
                                                                                            ----------  ----------
      Projected benefit obligation in excess of plan assets...............................     (23,744)    (12,644)
Unrecognized net asset....................................................................      (1,231)     (1,000)
Unrecognized prior service cost...........................................................       1,947       3,017
Unrecognized net gain.....................................................................       9,092       3,012
Adjustment required to recognize minimum liability........................................      (4,544)     (2,995)
                                                                                            ----------  ----------
      Accrued pension cost................................................................  $  (18,480) $  (10,610)
                                                                                            ----------  ----------
                                                                                            ----------  ----------

    Reflected in the Company's consolidated balance sheet is an additional minimum liability relative to its underfunded plan in the amount of $4.5 million and $3.0 million at December 31, 1995 and 1996, respectively. A corresponding amount is recorded as an intangible asset to the extent it does not exceed unrecognized prior service cost, while the excess in 1995 was charged to stockholders' equity.

    The projected benefit obligation was determined using a weighted average discount rate of 8.50%, 7.00% and 7.75% for 1994, 1995 and 1996, respectively. The weighted average rate of future compensation increases was 4.5% for 1994 and 1995 and 3% for 1996. The expected rate of return on plan assets was 8.00% for 1994 and 1995 and 9.25% for 1996.

    The components of net pension expense for the years ended December 31 are as follows (in thousands):

                                                                                         1994       1995       1996
                                                                                       ---------  ---------  ---------
Benefit cost for service during the year.............................................  $   1,984  $   1,583  $   2,378
Interest cost on projected benefit obligation........................................      4,593      4,787      5,514
Actual return on plan assets.........................................................     (1,353)    (6,584)    (5,699)
Net amortization and deferral........................................................     (2,284)     2,846      1,102
                                                                                       ---------  ---------  ---------
      Net pension expense............................................................  $   2,940  $   2,632  $   3,295
                                                                                       ---------  ---------  ---------
                                                                                       ---------  ---------  ---------

    The Company's policy for these plans is to make contributions equal to or greater than the requirements prescribed by the Employee Retirement Income Security Act of 1974.

    The Company also contributes to a union sponsored defined benefit multi-employer pension plan for certain of its hourly employees. The Employee Retirement Income Security Act of 1974, as amended by the Multi-Employers Pension Plan Amendment Act of 1980, imposes certain liabilities upon employers who are contributors to multi-employer plans in the event of the employers' withdrawal from such a plan or upon a termination of such a plan. Management does not intend to take any action that would subject the Company to any such liabilities.

                       COMMONWEALTH ALUMINUM CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

7. PENSION PLANS (CONTINUED)
    In addition to the defined benefit plans described above, the Company also sponsors defined contribution plans covering substantially all employees. In two of the plans, the Company matches 25% to 50% of a participant's voluntary contributions (depending on the respective plant's annual earnings performance) up to a maximum of 6% of a participant's compensation. In the remaining two plans, contributions are at the discretion of the Board of Directors and cannot exceed 15% of the participants' annual wages. The Company's expense for the plans was approximately $0.5 million, $1.5 million and $1.3 million for 1994, 1995 and 1996, respectively.

8. POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

    The Company provides postretirement health care and life insurance benefits to certain employees. The Company accrues the cost of postretirement benefits within the employees' active service periods. Effective January 1, 1994, the Company limited the extent of its liability for future increases in medical costs. When the average annual per retiree claim cost exceeds two times the 1993 per retiree claim cost, the employer contribution will be increased each year only for general inflation, regardless of the actual increase in the cost of providing medical benefits. Based on current medical trend assumptions, per retiree medical claims are expected to reach two times the 1993 level in the year 2000.

    The financial status of the plan as of December 31, 1995 and 1996 is as follows (in thousands):

                                                                                                1995       1996
                                                                                              ---------  ---------
Actuarial present value of accumulated postretirement benefit obligation:
Retirees....................................................................................  $  23,457  $  24,437
Fully eligible, active plan participants....................................................      3,067      3,051
Other active participants...................................................................     31,791     33,756
                                                                                              ---------  ---------
                                                                                                 58,315     61,244
Unrecognized prior service cost.............................................................      7,562      6,492
Unrecognized net gain.......................................................................     12,018     13,488
                                                                                              ---------  ---------
  Accrued postretirement benefits...........................................................  $  77,895  $  81,224
                                                                                              ---------  ---------
                                                                                              ---------  ---------

    The components of net periodic postretirement benefit expense for the years ended December 31 are as follows (in thousands):

                                                                                         1994       1995       1996
                                                                                       ---------  ---------  ---------
Service cost for benefits earned.....................................................  $   1,993  $   1,708  $   1,890
Interest cost on accumulated postretirement benefit obligation.......................      3,794      4,184      4,390
Net amortization and deferral........................................................     (1,290)    (1,725)    (1,451)
                                                                                       ---------  ---------  ---------
  Net periodic postretirement benefit expense........................................  $   4,497  $   4,167  $   4,829
                                                                                       ---------  ---------  ---------
                                                                                       ---------  ---------  ---------

    The discount rate used in determining the accumulated postretirement benefit obligation ("APBO") was 8.50% for 1994, 7.00% for 1995 and 7.75% for 1996. The
assumed health care cost trend rate used in measuring the APBO was 9.5% declining by 1.0% per year to an ultimate rate of 4.5% in 2001. If the health care cost trend rate assumptions were increased by 1.0%, the APBO as of December 31, 1996 and the combined service and interest cost components of postretirement benefit expense for the year then ended would be increased by approximately $9.1 million and $1.0 million, respectively.

                       COMMONWEALTH ALUMINUM CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

9. INCOME TAXES

    The provision (benefit) for income taxes at December 31 consists of the following (in thousands):

                                                                                          1994       1995       1996
                                                                                        ---------  ---------  ---------
Current:
  Federal.............................................................................  $     650  $   8,845  $  (6,079)
  State and local.....................................................................         50        441        786
                                                                                        ---------  ---------  ---------
                                                                                              700      9,286     (5,293)
Deferred:
  Federal.............................................................................         --         --         --
  State and local.....................................................................         --         --         --
                                                                                        ---------  ---------  ---------
                                                                                        $     700  $   9,286  $  (5,293)
                                                                                        ---------  ---------  ---------
                                                                                        ---------  ---------  ---------

    Deferred tax assets and liabilities at December 31 are as follows (in thousands):

                                                                              1995                    1996
                                                                     ----------------------  -----------------------
                                                                      ASSETS    LIABILITIES    ASSETS    LIABILITIES
                                                                     ---------  -----------  ----------  -----------
Inventory..........................................................         --   $  15,024           --   $   6,890
Property, plant and equipment......................................         --      35,322           --      57,208
Accrued and other liabilities......................................  $   5,723          --   $   12,308          --
Accrued pension costs..............................................      5,156          --        3,046          --
Accrued postretirement costs.......................................     28,821          --       32,489          --
Net operating loss carryforwards...................................     54,652          --       50,941          --
AMT credit carryforwards...........................................      1,493          --        7,494          --
Other..............................................................        336          --        1,143          --
                                                                     ---------  -----------  ----------  -----------
  Totals...........................................................  $  96,181   $  50,346   $  107,421   $  64,098
                                                                     ---------  -----------  ----------  -----------
Net deferred tax asset.............................................  $  45,835          --       43,323          --
Valuation allowance................................................    (45,835)         --      (43,323)         --
                                                                     ---------  -----------  ----------  -----------
  Net deferred taxes...............................................  $      --   $      --   $       --   $      --
                                                                     ---------  -----------  ----------  -----------
                                                                     ---------  -----------  ----------  -----------

    The Company has determined that at December 31, 1995 and 1996, its ability to realize future benefits of net deferred tax assets does not meet the "more likely than not" criteria in SFAS No. 109, "Accounting for Income Taxes".

    The deferred tax assets and liabilities were computed at a 37% tax rate for 1995 versus a 40% tax rate for 1996. The increase in the tax rates is attributable to the anticipated increase (as a result of the CasTech acquisition) in the number of states in which the company will be required to file tax returns in the future. The change in tax rates had no effect on the 1996 income tax benefits as the net deferred tax asset is fully offset by a valuation allowance.

    At December 31, 1996, the Company had net operating loss carryforwards for federal tax purposes of approximately $127 million, which expire in various amounts through 2008 and approximately $7.5 million in alternative minimum tax credit carryforwards which do not expire. As a result of the initial public offering during 1995, the Company experienced an "ownership change" within the meaning of Section 382 of the Internal Revenue Code. Consequently, the Company is subject to an annual limitation on the amount of net operating loss carryforwards that can be used to offset taxable income. The annual

                       COMMONWEALTH ALUMINUM CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

9. INCOME TAXES (CONTINUED)
limitation is $9.6 million plus certain gains included in taxable income which are attributable to the Company prior to the ownership change.

    Reconciliation of the federal statutory rate and the effective income tax rate is as follows:

                                                                                          1994       1995       1996
                                                                                        ---------  ---------  ---------
Federal statutory rate................................................................       35.0%      35.0%      35.0%
Dividends received deduction..........................................................       (0.8)      (0.5)        --
Non-taxable property distribution.....................................................         --       24.2         --
Utilization of net operating loss carryforwards.......................................      (33.5)     (38.6)     (73.4)
Adjustment of prior year accrual......................................................         --         --      (40.7)
State income taxes....................................................................         --         --        5.9
Alternative minimum tax...............................................................         --         --        8.0
Other items...........................................................................        2.3        1.5       (0.1)
                                                                                        ---------  ---------  ---------
  Effective income tax rate...........................................................        3.0%      21.6%     (65.3)%
                                                                                        ---------  ---------  ---------
                                                                                        ---------  ---------  ---------

10. CONTINGENCIES

    The Company's operations are subject to increasingly stringent environmental laws and regulations governing air emissions, wastewater discharges, the handling and remediation of hazardous substances and wastes and employee health and safety. These laws can impose joint and several liability for releases or threatened releases of hazardous substances upon statutorily defined parties, including the Company, regardless of fault or the lawfulness of the original activity or disposal. The Company believes it is currently in material compliance with applicable environmental laws and regulations.

    Future regulations, under the Clean Air Act and otherwise, are expected to impose stricter emission requirements on the aluminum industry. While the Company believes that current pollution control measures at most of the emission sources at its facilities will meet these anticipated future requirements, additional measures at some sources at its Lewisport, Kentucky ("Lewisport") rolling mill will be required.

    The Company has been named as a potentially responsible party at four federal superfund sites which were acquired in the CasTech acquisition and is conducting remedial investigations at two of the sites for past waste disposal activity associated with closed recycling facilities. A trust fund exists to fund the activity at one of the sites undergoing remediation and was established through contributions from two other parties in exchange for indemnification from further liability. The Company is reimbursed from the fund as approved remediation expenditures are incurred at the site. The balance remaining in the trust fund at December 31, 1996 was approximately $4.3 million. The Company anticipates that the assets of the trust fund plus the future trust earnings will not be sufficient to satisfy the required remediation and associated costs. The estimated trust deficiency has been considered in the Company's aggregate environmental contingency accrual.

    At the two other federal superfund sites, the Company is a minor contributor and expects to resolve its liability for a nominal amount. The Company is under orders by agencies in three states for environmental remediation at plants, one of which is currently operating and two of which have been closed. Based on currently available information, the Company estimates the range of possible losses with respect to these matters is between $12 million and $16 million.

                       COMMONWEALTH ALUMINUM CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

10. CONTINGENCIES (CONTINUED)
    The Company acquired Lewisport and an aluminum smelter at Goldendale, Washington ("Goldendale"), from Lockheed Martin in 1985. In connection with the transaction, Lockheed Martin indemnified the Company against expenses relating to environmental matters arising during the period of Lockheed Martin's ownership of those facilities.

    The Company has been named as a potentially responsible party at three third-party disposal sites relating to Lockheed Martin operations, for which Lockheed Martin has assumed responsibility.

    Environmental sampling at Lewisport has disclosed the presence of various contaminants, including polychlorinated biphenyls (PCBs), in a closed Company landfill. The Company has not yet determined the extent of the contamination or the nature and extent of remedial measures that may be required. Accordingly, the Company cannot at present estimate the cost of any remediation that may be necessary. Management believes the contamination occurred at the facility when it was owned by Lockheed Martin and continues to be covered by the Lockheed Martin indemnification, which Lockheed Martin disputes.

    The aluminum smelter at Goldendale was operated by Lockheed Martin until 1985 and by the Company from 1985 to 1987 when it was sold to Columbia Aluminum Corporation ("Columbia"). Past aluminum smelting activities at Goldendale have resulted in environmental contamination and regulatory involvement. A 1993 Settlement Agreement among the Company, Lockheed Martin and Columbia allocates responsibility for future remediation at 11 sites at the Goldendale smelter. If remediation is required, estimates by outside consultants of the probable aggregate cost to the Company for these sites range from $1.3 million to $7.2 million. The apportionment of responsibility for other sites at Goldendale is left to alternative dispute resolution procedures if and when these locations become the subject of remedial requirements. The parties have reserved their rights with respect to all other potential environmental issues at Goldendale, including the Company's rights under the Lockheed Martin indemnity.

    The Company's aggregate loss contingency accrual for environmental matters was $1.2 million and $15.2 million at December 31, 1995 and 1996, respectively. Of the total accrual, $1.2 million and $3.6 million is included in "accrued liabilities" in the Company's consolidated balance sheets at December 31, 1995 and 1996, respectively, and $11.6 million is included in "other long-term liabilities" at December 31, 1996.

    While the Company believes the overall accrual is adequate to cover all environmental loss contingencies that the Company has determined to be probable and reasonably estimable, it is not possible to predict the amount or timing of cost for future environmental matters which may subsequently be determined. Although the outcome of any such matters, to the extent they exceed any applicable accrual, could have a material adverse effect on the Company's consolidated results of operations for the applicable period, the Company believes that such outcome will not have a material adverse effect on the Company's consolidated financial condition, results of operations or cash flows.

    The Company has incurred and will continue to incur capital and operating expenditures for matters relating to environmental control and monitoring. Capital expenditures of the Company for environmental control and monitoring for 1995 and 1996 were $0.6 million and $2.3 million, respectively. All other environmental expenditures of the Company, including remediation expenditures, for 1994, 1995 and 1996 were $2.0 million, $1.9 million and $1.5 million, respectively.

    The Company is also a party to various non-environmental legal proceedings and administrative actions, all arising from the ordinary course of business. Although it is impossible to predict the outcome of

                       COMMONWEALTH ALUMINUM CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

10. CONTINGENCIES (CONTINUED)
any legal proceeding, the Company believes that any liability that may finally be determined with respect to such legal proceedings should not have a material effect on the Company's consolidated financial position, results of operations or cash flows, although resolution in any year or quarter could be material to the consolidated results of operations for that period.

11. STOCK INCENTIVES

    The Company has a stock incentive plan covering certain officers, key employees and directors. The plan provides for the grant of options to purchase common stock or the award of shares of restricted common stock. The total number of shares which may be subject to options or issued as restricted stock under the plan is 600,000.

    Plan activity is summarized below:

                                                                                      OPTIONS
                                                                              ------------------------
                                                                                           WEIGHTED     RESTRICTED
                                                                                            AVERAGE        STOCK
                                                                                           EXERCISE     -----------
                                                                               SHARES        PRICE        SHARES
                                                                              ---------  -------------  -----------
Outstanding December 31, 1994...............................................         --           --            --
  Granted...................................................................     72,500    $   14.00       202,500
  Exercised.................................................................         --           --            --
  Forfeited.................................................................     (3,000)   $   14.00       (12,500)
                                                                              ---------                 -----------
Outstanding December 31, 1995...............................................     69,500    $   14.00       190,000
  Granted...................................................................    130,500    $   16.71        25,000
  Exercised.................................................................         --           --            --
  Forfeited.................................................................     (4,000)   $   14.00       (17,500)
                                                                              ---------                 -----------
Outstanding December 31, 1996...............................................    196,000    $   15.80       197,500
                                                                              ---------                 -----------
                                                                              ---------                 -----------

    The options are issued at the fair value of the underlying stock on the date of grant and become exercisable three years from the grant date for employees and one year from the grant date for non-employee directors. The options expire ten years after the date of grant. The restricted stock, principally issued in connection with the initial public offering, vests five years from the date of award. At December 31, 1996, options for 5,500 shares were exercisable. The fair value of options was $3.44 and $3.95 as of December 31, 1995 and 1996. Fair value estimates were determined using the Black-Scholes valuation method, an expected term of ten years, a 6.5% risk-free interest rate, expected turnover of 5% and stock price volatility of 15%.

    As permitted by SFAS No. 123, the Company follows the provisions of APB Opinion 25 and related Interpretations in accounting for its stock option grants. Compensation cost has not been recognized for options issued under the plan. If compensation cost had been determined based on the fair value of the awards at the grant date consistent with the provisions of SFAS No. 123, there would not have been a material impact on the reported amount of the Company's net income and net income per share.

                       COMMONWEALTH ALUMINUM CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

12. SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

    All amounts are in thousands except net income per share.

                                                                       QUARTER ENDED,
                                                       ----------------------------------------------
1995                                                    MAR. 31     JUNE 30     SEPT. 30    DEC. 31       YEAR
-----------------------------------------------------  ----------  ----------  ----------  ----------  ----------
Net sales............................................  $  173,907  $  192,229  $  160,264  $  145,101  $  671,501
Gross profit.........................................      17,590      20,724      16,429      10,007      64,750
Net income...........................................       8,662      12,917       7,646       4,562      33,787
Net income per share.................................        0.85        1.27        0.75        0.45        3.32


1996
-----------------------------------------------------
Net sales............................................  $  167,544  $  159,672  $  170,052  $  241,950  $  739,218
Gross profit.........................................       9,811       8,870      10,570      20,061      49,312
Income before extraordinary loss.....................       2,393       2,102       4,634       5,627      14,756
Net income...........................................       2,393       2,102       3,279       5,627      13,401
Income per share before extraordinary loss...........        0.23        0.21        0.45        0.55        1.44
Net income per share.................................        0.23        0.21        0.32        0.55        1.31

    Fourth quarter 1996 net income includes a $1.1 million increase in pre-tax income as a result of adjustments to certain compensation related expenses. In addition, the Company recognized an income tax benefit of $5.0 million as a result of revisions to prior year tax estimates and adjustments to the estimated utilization of net operating loss carryforwards.

    The Company recorded a $1.9 million increase in inventory and pre-tax income as a result of the annual physical inventory taken during the fourth quarter of 1995.

                         COMMONWEALTH INDUSTRIES, INC.

                      CONDENSED CONSOLIDATED BALANCE SHEET

                        (IN THOUSANDS EXCEPT SHARE DATA)
                                  (UNAUDITED)

                                                                                         DECEMBER 31,   JUNE 30,
                                                                                             1996         1997
                                                                                         ------------  ----------
ASSETS
Current assets:
  Cash and cash equivalents............................................................   $    1,944   $       --
  Accounts receivable, net.............................................................      146,091      194,883
  Inventories..........................................................................      173,911      165,987
  Prepayments and other current assets.................................................       10,056        7,761
                                                                                         ------------  ----------
        Total current assets...........................................................      332,002      368,631
  Property, plant and equipment, net...................................................      274,095      268,121
  Goodwill, net........................................................................      175,146      175,800
  Other noncurrent assets..............................................................       13,339       12,182
                                                                                         ------------  ----------
        Total assets...................................................................   $  794,582   $  824,734
                                                                                         ------------  ----------
                                                                                         ------------  ----------
LIABILITIES
Current liabilities:
  Current portion of long-term debt....................................................   $    6,250   $    8,750
  Accounts payable.....................................................................       82,340      112,167
  Accrued liabilities..................................................................       36,351       28,139
                                                                                         ------------  ----------
        Total current liabilities......................................................      124,941      149,056
  Long-term debt.......................................................................      336,000      332,500
  Other long-term liabilities..........................................................       14,584       15,465
  Accrued pension benefits.............................................................       10,610       11,924
  Accrued postretirement benefits......................................................       81,224       82,752
                                                                                         ------------  ----------
        Total liabilities..............................................................      567,359      591,697
                                                                                         ------------  ----------
Commitments and contingencies..........................................................           --           --
STOCKHOLDERS' EQUITY
  Common stock, $.01 par value, 50,000,000 shares
  authorized, 10,207,500 and 10,197,500 shares outstanding
  at June 30, 1997 and December 31, 1996, respectively.................................          102          102
  Additional paid-in capital...........................................................      301,289      301,467
  Accumulated deficit..................................................................      (72,188)     (66,877)
  Unearned compensation................................................................       (1,980)      (1,655)
                                                                                         ------------  ----------
        Total stockholders' equity.....................................................      227,223      233,037
                                                                                         ------------  ----------
        Total liabilities and stockholders' equity.....................................   $  794,582   $  824,734
                                                                                         ------------  ----------
                                                                                         ------------  ----------

           See notes to condensed consolidated financial statements.

                         COMMONWEALTH INDUSTRIES, INC.

                 CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

                    (IN THOUSANDS EXCEPT PER SHARE AMOUNTS)
                                  (UNAUDITED)

                                                                                       SIX MONTHS ENDED JUNE
                                                                                                30,
                                                                                       ----------------------
                                                                                          1996        1997
                                                                                       ----------  ----------
Net sales............................................................................  $  327,216  $  559,431
Cost of goods sold...................................................................     308,535     511,138
                                                                                       ----------  ----------
  Gross profit.......................................................................      18,681      48,293
Selling, general and administrative expenses.........................................      12,200      21,687
Amortization of goodwill.............................................................          --       2,240
                                                                                       ----------  ----------
  Operating income...................................................................       6,481      24,366
Other income (expense), net..........................................................        (247)        497
Interest expense, net................................................................      (1,122)    (16,421)
                                                                                       ----------  ----------
  Income before income taxes.........................................................       5,112       8,442
Income tax expense...................................................................         617       2,111
                                                                                       ----------  ----------
  Net income.........................................................................  $    4,495  $    6,331
                                                                                       ----------  ----------
                                                                                       ----------  ----------
Net income per share.................................................................  $     0.44  $     0.62
                                                                                       ----------  ----------
                                                                                       ----------  ----------
Weighted average shares outstanding..................................................      10,196      10,207
                                                                                       ----------  ----------
                                                                                       ----------  ----------
Dividends per share..................................................................  $     0.10  $     0.10
                                                                                       ----------  ----------
                                                                                       ----------  ----------

           See notes to condensed consolidated financial statements.

                         COMMONWEALTH INDUSTRIES, INC.

                 CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

                                 (IN THOUSANDS)

                                  (UNAUDITED)

                                                                                               SIX MONTHS ENDED JUNE
                                                                                                        30,
                                                                                               ----------------------
                                                                                                  1996        1997
                                                                                               ----------  ----------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income.................................................................................       4,495  $    6,331
  Adjustments to reconcile net income to net
    cash provided by operations:
    Depreciation and amortization............................................................       8,963      18,293
    Issuance of common stock in connection with
      stock awards...........................................................................          --          84
    Changes in assets and liabilities:.......................................................
      (Increase) in accounts receivable, net.................................................     (10,055)    (48,792)
      Decrease in inventories................................................................      19,616       7,924
      (Increase) decrease in prepayments and other current assets............................      (1,769)      2,295
      Decrease in other noncurrent assets....................................................          --         341
      (Decrease) increase in accounts payable................................................      (7,876)     29,827
      Increase (decrease) in accrued liabilities.............................................         128      (8,212)
      Increase in other liabilities..........................................................       1,474       3,723
                                                                                               ----------  ----------
        Net cash provided by operating activities............................................      14,976      11,814
                                                                                               ----------  ----------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Net cash and cash equivalents (outflow) from
    acquisition..............................................................................          --      (2,894)
  Additions to property, plant and equipment.................................................      (4,822)     (8,929)
  Disposals of property, plant and equipment.................................................         210           3
                                                                                               ----------  ----------
    Net cash (used in) investing activities..................................................      (4,612)    (11,820)
                                                                                               ----------  ----------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from short-term borrowings........................................................       9,050          --
  Repayments of short-term borrowings........................................................     (13,050)         --
  Proceeds from long-term debt...............................................................          --      54,050
  Repayments of long-term debt...............................................................      (7,206)    (55,050)
  Proceeds from issuance of common stock.....................................................          --          82
  Cash dividends paid........................................................................      (1,021)     (1,020)
                                                                                               ----------  ----------
    Net cash (used in) financing activities..................................................     (12,227)     (1,938)
                                                                                               ----------  ----------
  Net (decrease) in cash and cash equivalents................................................      (1,863)     (1,944)
  Cash and cash equivalents at beginning of period...........................................       2,665       1,944
                                                                                               ----------  ----------
Cash and cash equivalents at end of period...................................................  $      802  $       --
                                                                                               ----------  ----------
                                                                                               ----------  ----------

           See notes to condensed consolidated financial statements.

                         COMMONWEALTH INDUSTRIES, INC.

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

                                  (UNAUDITED)

1. BASIS OF PRESENTATION

    The accompanying condensed financial statements are presented in accordance with the requirements of Form 10-Q and consequently do not include all the disclosures normally required by generally accepted accounting principles. The condensed consolidated financial statements have been prepared in accordance with Commonwealth Industries, Inc.'s (formerly Commonwealth Aluminum Corporation) (the "Company's") customary accounting practices and have not been audited. In the opinion of management, all adjustments to fairly present the results of operations for the reporting interim periods have been made and were of a normal recurring nature.

2. ACQUISITION

    On September 20, 1996, the Company acquired CasTech Aluminum Group Inc. ("CasTech") for a purchase price of $285 million. The excess of the purchase price over the acquired net assets of $179 million was recorded as goodwill and is being amortized over 40 years. The acquisition was recorded under the purchase method of accounting and accordingly, the results of operations of CasTech prior to the date of acquisition have not been included in the accompanying consolidated financial statements.

3. INVENTORIES

    The Company uses the first-in, first out (FIFO) and the last-in, first-out
(LIFO) methods for valuing its inventories.

(IN THOUSANDS)                                                                    DECEMBER 31, 1996  JUNE 30, 1997
--------------------------------------------------------------------------------  -----------------  -------------
Raw materials...................................................................     $    29,458      $    32,376
Work in process.................................................................          82,205           77,919
Finished goods..................................................................          46,959           44,728
Expendable parts and supplies...................................................          15,338           15,223
                                                                                        --------     -------------
                                                                                         173,960          170,246
LIFO reserve....................................................................             (49)          (4,259)
                                                                                        --------     -------------
                                                                                     $   173,911      $   165,987
                                                                                        --------     -------------
                                                                                        --------     -------------

    Inventories of approximately $38 million and $41 million, included in the above totals at December 31, 1996 and June 30, 1997, respectively, are accounted for under the LIFO method of accounting.

    The Company had deferred realized gains of $0.4 million at December 31, 1996 on closed futures contracts which are recorded as a reduction of the carrying value of inventory. On June 30, 1997, the Company has deferred realized losses of $1.1 million.

4. PROVISION FOR INCOME TAXES

    The effective income tax rate for the six months ended June 30, 1997 is greater than the rate for the six months ended June 30, 1996 as a result of the expected increase in the Company's taxable income for the year 1997 compared to the year 1996.

                                     [LOGO]

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION*

    The following are the estimated expenses of the issuance and distribution of the securities being registered, all of which will be paid by the Company.

SEC registration fee..............................  $  35,176
NASD filing fee...................................     12,144
Blue sky fees and expenses........................      *
Printing and engraving expenses...................      *
Legal fees and expenses...........................      *
Accounting fees and expenses......................      *
Miscellaneous.....................................      *
                                                    ---------
      Total.......................................  $   *
                                                    ---------
                                                    ---------

------------------------

* All amounts are estimated except for the SEC registration fee and NASD filing fee.

ITEM 15. INDEMNIFICATION OF OFFICERS AND DIRECTORS

    Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement in connection with specified actions, suits or proceedings, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation--a "derivative action"), if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses (including attorneys' fees) incurred in connection with the defense or settlement of such action, and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other rights to which those seeking indemnification may be entitled under any by-law, agreement, vote of stockholders or disinterested directors or otherwise. The Company's By-Laws provide that the Company shall indemnify its directors and officers to the fullest extent permitted by Delaware law.

    Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for payments of unlawful dividends or unlawful stock repurchases or redemptions, or
(iv) for any transaction from which the director derived an improper personal benefit. The Company's Certificate of Incorporation provides for such limitation of liability.

    Reference is also made to Section 7 of the Underwriting Agreement to be filed as Exhibit 1.1 to the Registration Statement for information concerning the Underwriters' obligation to indemnify the Registrant and its officers and directors in certain circumstances.

ITEM 16. EXHIBITS


1.1        Form of Underwriting Agreement.*

4.1        Restated Certificate of Incorporation, effective April 18, 1997 (incorporated by reference to Exhibit 3.1 to the Company's Quarterly Report on Form 10-Q for the
           quarter ended March 31, 1997).

4.2        By-Laws (incorporated by reference to Exhibit 3.3 to the Company's Registration
           Statement No. 33-87294 on Form S-1).

4.3        Stockholder Protection Rights Agreement, dated as of March 6, 1996, including forms of
           Rights Certificate, Election to Exercise and Certificate of Designation and Terms of
           Participating Preferred Stock of the Company (incorporated by reference to Exhibits
           (1), (2) and (3) to the Company's Registration Statement No. 0-25642 on Form 8-A).

5.1        Opinion and consent of Sullivan & Cromwell.*

23.1       Consent of Coopers & Lybrand L.L.P.**

23.2       Consent of Ernst & Young LLP.**

23.3       Consent of Sullivan & Cromwell (included in 5.1 above).

24.1       Power of Attorney.**


------------------------

 *  To be filed by amendment.


**  Previously filed.


ITEM 17. UNDERTAKINGS.

    The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of
1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant, pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by any such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether or not such indemnification is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

    The undersigned registrant hereby undertakes that:

        (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

        (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Louisville and State of Kentucky, on the 27th day of August, 1997.


                                COMMONWEALTH INDUSTRIES, INC.

                                BY:             /S/ MARK V. KAMINSKI
                                     -----------------------------------------
                                                  Mark V. Kaminski
                                       PRESIDENT AND CHIEF EXECUTIVE OFFICER


    Pursuant to the requirements of the Securities Act of 1933, this Amendment to Registration Statement has been signed by the following persons in the capacities indicated on August 27, 1997.


          SIGNATURE                        TITLE
------------------------------  ---------------------------

              *                 Chairman of the Board
------------------------------
         Paul E. Lego

                                President, Chief Executive
     /s/ MARK V. KAMINSKI         Officer and Director
------------------------------    (Principal Executive
       Mark V. Kaminski           Officer)

                                Executive Vice President,
   /s/ DONALD L. MARSH, JR.       Chief Financial Officer
------------------------------    and Secretary (Principal
     Donald L. Marsh, Jr.         Financial and Accounting
                                  Officer)

              *                 Director
------------------------------
      Catherine G. Burke

              *                 Director
------------------------------
    C. Frederick Fetterolf

      /s/ JOHN E. MEROW         Director
------------------------------
        John E. Merow

              *                 Director
------------------------------
        Victor Torasso


* By:            /s/ DONALD L. MARSH, JR.        Attorney-in-Fact
           -----------------------------------
                   Donald L. Marsh, Jr.